As filed with the Securities and Exchange Commission on February 6, 2018.

Registration No. 333-222265

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

ZOSANO PHARMA CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	45-4488360
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

34790 Ardentech Court

Fremont, California 94555

(510) 745-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Walker

President and Chief Executive Officer

34790 Ardentech Court

Fremont, California 94555

(510) 745-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stacie S. Aarestad, Esq. Jeffrey L. Quillen, Esq. Foley Hoag LLP Seaport West 155 Seaport Boulevard Boston, Massachusetts 02110 (617) 832-1000	Stuart Bressman, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 (212) 969-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Emerging	growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	$59,570,000	$7,416.47

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares subject to the underwriters’ option to purchase additional shares.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder.
(3)	Of this amount, $7,158.75 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 6, 2018

PROSPECTUS

10,000,000 Shares

Common Stock

$             per share

•  Zosano Pharma Corporation is offering 10,000,000 shares of its common stock.

•  On February 5, 2018, the last reported sale price of our common stock on the Nasdaq Capital Market was $5.18 per share. The actual offering price per share will be as determined between us and the underwriters at the time of pricing.

• Trading symbol: The Nasdaq Capital Market “ZSAN.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)(2)	$	$
Proceeds, before expense, to Zosano Pharma Corporation	$	$

(1)	We refer you to “Underwriting” beginning on page 48 of this prospectus for additional information regarding total underwriter compensation.
(2)	The underwriters will also be reimbursed for certain expenses incurred in this offering.

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of our common stock on the same terms and conditions described herein, solely to cover over-allotments, if any.

Two of our directors, including our chief executive officer, have indicated an interest in purchasing shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons may or may not ultimately purchase any shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment therefor on or about                     , 2018.

BTIG

The date of this prospectus is                     , 2018.

You should rely only on the information contained in this prospectus, including the information incorporated by reference herein, and any related free writing prospectus that we may provide you in connection with this offering.

You should rely only on the information that we have included or incorporated by reference in this prospectus and any related free writing prospectus that we may authorize to be provided to you. We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any related free writing prospectus that we may authorize to be provided to you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any related free writing prospectus. This prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus or any related free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

You should not assume that the information contained in this prospectus or any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference herein or therein is correct on any date subsequent to

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the date of the document incorporated by reference, even though this prospectus or any related free writing prospectus is delivered, or securities are sold, on a later date.

This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

For investors outside the United States: neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus or any related free writing prospectus that we may provide you in connection with this offering in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus and in the documents we incorporate by reference. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, any applicable free writing prospectus and the documents incorporated by reference herein and therein. You should read all such documents carefully, especially the risk factors and our consolidated financial statements and the related notes included or incorporated by reference herein or therein, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Zosano,” “Company,” “we,” “us” and “our” refer to Zosano Pharma Corporation.

Overview

Zosano Pharma Corporation is a clinical stage biopharmaceutical company focused on providing rapid systemic administration of therapeutics to patients using our proprietary Adhesive Dermally-Applied Microarray, or ADAM, technology. In February 2017, we announced positive results from our ZOTRIP pivotal efficacy trial, or ZOTRIP trial, that evaluated M207, which is our proprietary formulation of zolmitriptan delivered via our ADAM technology, as an acute treatment for migraine. We are focused on developing products where rapid administration of established molecules with known safety and efficacy profiles provides an increased benefit to patients, for markets where patients remain underserved by existing therapies. We anticipate that many of our current and future development programs may enable us to utilize a regulatory pathway that would streamline clinical development and accelerate the path towards commercialization.

ADAM is our proprietary, investigational technology platform designed to offer rapid drug absorption into the bloodstream, which can result in an improved pharmacokinetic profile compared to original dosage forms. ADAM consists of an array of drug-coated titanium microprojections mounted on an adhesive backing that is pressed on to the skin using a reusable handheld applicator. The microprojections penetrate the stratum corneum and allow the drug to be absorbed into the microcapillary system of the skin. We focus on developing products based on our ADAM technology for indications in which rapid onset, ease of use and stability offer significant therapeutic and practical advantages, for markets where there is a need for more effective therapies.

Our development efforts are focused on our product candidate, M207. M207 is our proprietary formulation of zolmitriptan delivered utilizing our ADAM technology. Zolmitriptan is one of a class of serotonin receptor agonists known as triptans and is used as an acute treatment for migraine. Migraine is a debilitating neurological disease, symptoms of which include moderate to severe headache pain, nausea and vomiting, and abnormal sensitivity to light and sound. The objective of M207 is to provide faster onset of efficacy and sustained freedom from migraine symptoms by delivering rapid absorption while avoiding GI tract. Feedback from the United States Food and Drug Administration, or FDA, on M207’s regulatory path has also been encouraging. The agency has indicated that one positive pivotal efficacy study, in addition to the required safety study, would be sufficient for approval of M207 for the treatment of migraine.

Recent Developments

ZOTRIP Phase 3 Trial Results

The ZOTRIP trial was a multicenter, double-blind, randomized, placebo-controlled trial comparing three doses of M207 (1.0mg, 1.9mg, and 3.8mg) to placebo for the treatment of a single migraine attack. As illustrated in the table below, the ZOTRIP trial results showed that the 3.8mg M207 dose demonstrated statistically significant pain freedom and most bothersome symptom freedom at two hours, the co-primary endpoints of the study.

ZOTRIP Trial Primary Endpoints Results

Primary endpoint	Placebo	3.8mg M207	p-value*
Pain freedom	14.3%	41.5%	0.0001
Most bothersome symptom freedom	42.9%	68.3%	0.0009

*	The “p” value is the probability of an event occurring by chance alone. When the p value is less than 5% (0.05) the results are considered to be statistically significant.

The 3.8mg dose also achieved statistical significance in the secondary endpoints of pain freedom at 45 minutes and 60 minutes and showed durability of effect on pain freedom at 24 and 48 hours. While the 1.0mg and 1.9mg doses of M207 demonstrated statistical significance in pain freedom at two hours, they did not demonstrate statistical significance in freedom from most bothersome symptom at two hours.

ZOTRIP Trial Secondary Endpoints Results

Pain Freedom	Placebo	3.8mg M207	p-value*
Pain freedom at 45 minutes	5.2%	17.1%	0.0175
Pain freedom at 60 minutes	10.4%	26.8%	0.0084
Pain freedom at 24 hours	39.0%	69.5%	0.0001
Pain freedom at 48 hours	39.0%	64.6%	0.0013

M207 was well-tolerated with no SAEs reported in the ZOTRIP study. The most frequently reported adverse event was redness at the application site (18.3% of subjects) and all cases of redness resolved. Thirteen subjects (3.9%) reported pain at the application site; with application site pain reported as mild in all but three subjects. Additionally, five (1.5%) subjects across M207-treated groups reported dizziness versus no subjects in the placebo group.

M207 Long Term Safety Study

In November 2017, we announced the initiation of our long-term safety study for M207 as an acute treatment of migraine (“M207-ADAM”), with the enrollment of the first patient. M207-ADAM is an open label study evaluating the safety of the 3.8mg dose of zolmitriptan in migraine patients who have historically experienced at least two migraines per month. Patients are expected to treat a minimum of two migraines per month, with no maximum treatment limits. The M207-ADAM study will evaluate 150 patients for six months, and 50 patients for a year at approximately 30 sites in the U.S. The study is open-label, with investigator visits at months one, two, three, six, nine and twelve to record adverse events. We expect to have completed enrollment of 100 patients by the end of the first quarter of 2018 and 250 patients by the end of the second quarter of 2018. The primary objective of M207-ADAM is to assess safety of M207 during repeated use over six and twelve months. Other endpoints are electrocardiography and laboratory parameters, as well as percentage of headaches with pain-free response. Six month safety data is expected by the end of the fourth quarter of 2018 and twelve month safety data is expected by the end of the first quarter of 2019. We expect to file an NDA for M207 by the end of the fourth quarter of 2019.

Our Strategy

Our goal is to make intracutaneous drug delivery a preferred delivery modality for indications where fast onset provides a therapeutic benefit to patients. Our near term focus is the continued development of our lead product candidate, M207, as well as other drugs that treat central nervous system conditions and disorders. The key elements of our strategy are to:

•

Develop and commercialize M207. We believe that M207, if approved by the FDA, will offer significant therapeutic and practical advantages as compared to existing migraine therapeutics, including its rapid onset, ease of use and stability. We have retained worldwide commercial rights to M207. While we currently intend to develop M207 through FDA approval and commercialization in the United States ourselves, we remain open to opportunities with potential strategic partners to ensure our product candidates will receive the best chance of commercial success.

•

Focus on regulatory support and market opportunities for M207. We intend to focus our resources on non-clinical and clinical studies that would enable a full NDA filing for M207 and, if approved, would support market acceptance and expansion for M207. For example, certain preclinical studies, such as 30 day toxicity, are required in order to file an NDA. In addition, depending on available capital, we may contemplate additional clinical studies that would expand the available market for M207, such as in cluster headaches, or support market acceptance, such as a comparison trial against other commercially available therapies.

•

Pursue indications outside migraine for external partnering. We have performed initial feasibility studies on a number of compounds, both within CNS and in other therapeutic indications, where rapid drug delivery could provide a therapeutic benefit to patients. For product candidates that are outside migraine, or where a partner can contribute specific expertise, we intend to evaluate collaborations with strategic partners to further the clinical and commercial development of such product candidates.

Intellectual Property

As of January 8, 2018, we held exclusive licenses to or owned 28 United States patents and five United States patent applications, as well as three Patent Cooperation Treaty patent applications, covering key features of our intracutaneous delivery system, such as formulation, methods of treatment, coating, array design, patch anchoring, patch application, delivery, manufacturing and packaging. In January 2018, we received a Notice of Allowance from the U.S. Patent and Trademark Office for our patent application directed to M207 titled “Method of Rapidly Achieving Therapeutic Concentrations of Triptans for Treatment of Migraines.” This newly-allowed patent application contains claims generated from formulation, preclinical and clinical studies, and highlights the unique aspects of our technologies and their applicability for the treatment of migraine. We expect that this newly-allowed application will issue as a patent in the first quarter of 2018, and will expire in 2037. We believe that the remaining life of our patent portfolio may make our technology particularly attractive for third parties seeking to extend the lifecycle of profitable drugs nearing the expiration of their patent protection.

Purchase Agreement with Lincoln Park

On October 20, 2017, we entered into a purchase agreement, which we refer to as the LPC Purchase Agreement, with Lincoln Park Capital, LLC, or LPC. In connection with our entry into the LPC Purchase Agreement, we issued 11,375 shares of our common stock, as initial commitment shares, to LPC and we will issue, pro rata, up to an additional 11,375 shares of our common stock as additional commitment shares to Lincoln Park in connection with any future purchases thereunder. Pursuant to the terms and subject to the conditions and limitations of the LPC Purchase Agreement, we have the right, but not the obligation, to sell to LPC, and LPC is obligated to purchase, up to $35.0 million worth of shares of our common stock. Such future sales of common stock, if any, will occur over the 30-month period that commenced on November 22, 2017. As of December 22, 2017, no additional shares have been issued under the LPC Purchase Agreement.

Special Stockholder Meeting, Reverse Split and Authorized Share Increase

On January 23, 2018, we held a special meeting of stockholders. At the special meeting, the stockholders approved, among other things, an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 100,000,000 to 250,000,000 shares. A Certificate of Amendment to the Amended and Restated Certificate of Incorporation authorizing the authorized share increase was filed with the Secretary of State of the State of Delaware on January 24, 2018, and the authorized share increase became effective in accordance with the terms of the Certificate of Amendment upon filing with the Secretary of State of the State of Delaware.

The stockholders also approved a proposal authorizing the board of directors, in its discretion, to effect a reverse stock split of our outstanding shares of common stock at a ratio ranging from 1-for-5 to 1-for-20 to be determined by the Board of Directors and effected, if at all, no later than November 23, 2018. On January 23, 2018, following the special stockholder meeting, the board of directors approved a 1-for-20 reverse stock split of the common stock and the filing of a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company to effectuate the reverse stock split. A Certificate of Amendment to the Amended and Restated Certificate of Incorporation authorizing the reverse stock split was filed with the Secretary of State of the State of Delaware on January 24, 2018, and the reverse stock split became effective in accordance with the terms of the Certificate of Amendment at 5:00 p.m. Eastern Time on January 25, 2018, which we refer to as the Effective Time.

At the Effective Time, every twenty shares of common stock issued and outstanding was automatically combined into one share of issued and outstanding common stock, without any change in the par value per share. The reverse stock split did not affect the number of authorized shares of common stock, which, after giving effect to the authorized share increase, is 250,000,000 shares. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of the Company’s outstanding equity awards, options and warrants to purchase shares of common stock and the number of shares reserved for issuance pursuant to the Company’s equity incentive compensation plans.

Available Information

Our website address is www.zosanopharma.com. The information contained in, or accessible through, our website does not constitute part of this prospectus. We make available free of charge on our website our annual, quarterly and current reports, including amendments to such reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission, or the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary and in Part I, Item 1A “Risk Factors” of our Annual Report on Form 10-K filed with the SEC on March 1, 2017, as amended, which is incorporated by reference in this prospectus. These risks include, but are not limited to, the following:

•	We have a history of operating losses. We expect to continue to incur losses over the next several years and may never become profitable.

•	We will require additional financing to sustain our operations and without it may not be able to continue operations.

•

We have generated only limited revenues and will need additional capital to develop and commercialize our product candidates, which may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

•

Our loan facility with Hercules Capital, Inc., or Hercules, imposes restrictions on our business, and if we default on our obligations, Hercules would have a right to foreclose on substantially all of our assets, including our intellectual property and proceeds of this offering.

•

We may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

•

The development and commercialization of our product candidates is subject to many risks. If we do not successfully develop and commercialize our product candidates, our business will be adversely affected.

•	Clinical trials are very expensive, time-consuming and difficult to design and implement.

•	If we are not able to establish collaborations, we may have to alter our development plans.

•	Our long-term growth will be limited unless we successfully develop a pipeline of additional product candidates.

•

On November 28, 2017, we received written notice from The Nasdaq Stock Market, LLC indicating that we are not in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market, as set forth in Listing Rule 5550(a)(2). If we are unable to maintain listing of our securities on the Nasdaq Capital Market or another reputable stock exchange, it may be more difficult for the Company’s stockholders to sell their securities or for us to obtain additional financing.

•

We use customized equipment to coat and package our microneedle patch system, making us vulnerable to production and supply problems that could negatively impact the clinical trials of our product candidates or sales of our product candidates, if approved.

•

We have no experience selling, marketing or distributing approved product candidates and have limited internal capability to do so, and we have limited experience manufacturing our proposed product candidates.

•	We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

•	If we fail to comply with our obligations to our licensor in our intellectual property license, we could lose license rights that are important to our business.

•

Our failure to obtain and maintain patent protection for our technology and our product candidates could permit our competitors to develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and product candidates may be adversely affected.

•	We may not successfully manage our growth.

Corporate Information

We were incorporated under the laws of the State of Delaware as ZP Holdings, Inc. in January 2012, and changed our name to Zosano Pharma Corporation in June 2014. Our business was spun out of ALZA Corporation, a subsidiary of Johnson & Johnson, in October 2006. We were originally incorporated under the name The Macroflux Corporation, and changed our name to Zosano Pharma, Inc. in 2007 following the spin-off from Johnson & Johnson. In April 2012, in a transaction to recapitalize the business, a wholly-owned subsidiary of ZP Holdings was merged with and into Zosano Pharma, Inc., whereby Zosano Pharma, Inc. was the surviving entity and became a wholly-owned subsidiary of ZP Holdings. In June 2014, Zosano Pharma, Inc. changed its name to ZP Opco, Inc. As of December 31, 2016, Zosano Pharma Corporation had one wholly owned subsidiary, ZP Opco, Inc., through which the Company conducted its primary research and development activities. ZP Group LLC, a former subsidiary that was originally formed as a joint venture with Asahi Kasei Pharmaceuticals USA (Asahi), ceased operations in December 2013 and was dissolved on December 30, 2016. On November 1, 2017, ZP Opco, Inc. merged with and into Zosano Pharma Corporation, with Zosano Pharma Corporation as the surviving corporation of the merger.

Our principal executive offices are located at 34790 Ardentech Court, Fremont, California 94555. Our telephone number is (510) 745-1200. Our website address is www.zosanopharma.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate that we or their respective owners will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any such companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions until December 31, 2019 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock offered by us	10,000,000 shares (11,500,000 shares in the event the underwriters elect to exercise in full their over-allotment option to purchase additional shares from us.)

Common stock to be outstanding after this offering	11,961,664 shares (13,461,664 shares in the event the underwriters elect to exercise in full their over-allotment option to purchase additional shares from us).

Option to purchase additional shares

The underwriters have the option to purchase from us up to an additional 1,500,000 shares of common stock. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We plan to use the net proceeds from this offering to complete our long term safety study of M207 for working capital and general corporate purposes. See “Use of Proceeds” on page 17 for additional information.

Risk factors	An investment in our common stock involves a high degree of risk. You should read the “Risk Factors” section beginning on page 12 and the similarly titled sections in the documents incorporated by reference for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq Capital Market symbol	“ZSAN”

Outstanding Shares

The number of shares of our common stock to be outstanding after this offering set forth above is based on 1,961,664 shares of our common stock outstanding as of September 30, 2017.

The number of shares of common stock to be outstanding after this offering set forth above excludes:

•	195,906 shares of common stock issuable upon the exercise of Series B warrants at an exercise price of $31.00 outstanding as of September 30, 2017;

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1,583 shares of common stock issuable upon the exercise of warrants at an exercise price of $176.80 and 2,035 shares of common stock issuable upon the exercise of warrants at an exercise price of $147.40 outstanding as of September 30, 2017;

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109,708 shares of common stock issuable upon the exercise of stock options outstanding under our 2012 Stock Incentive Plan, our Amended and Restated 2014 Equity and Incentive Plan and in connection with inducement awards granted outside of the plans as of September 30, 2017, at a weighted average exercise price of $25.64 per share; and

•	38,214 shares of common stock available for future issuance under our Amended and Restated 2014 Equity and Incentive Plan as of September 30, 2017.

After September 30, 2017 and through February 5, 2018, 11,375 shares of common stock were issued to LPC pursuant to the terms of the LPC Purchase Agreement.

Except as otherwise noted, all information in this prospectus:

•	assumes no additional shares will be issued to LPC pursuant to the terms of the LPC Purchase Agreement;

•	assumes no exercise of outstanding options or warrants described above;

•	assumes no exercise by the underwriters of their over-allotment option; and

•	gives effect to a 1-for-20 reverse split of our common stock which became effective on January 25, 2018.

Two of our directors, including our chief executive officer, have indicated an interest in purchasing shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons may or may not ultimately purchase any shares in this offering.

Summary Financial Data

We derived the consolidated statements of operations data presented below for the years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2016 from our audited financial statements. The statement of operations data presented below for the nine months ended September 30, 2017 and 2016 and the balance sheet data as of September 30, 2017 have been derived from our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that should be expected in the future. The following information should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

The as adjusted balance sheet data as of September 30, 2017 reflects receipt of the estimated net proceeds from the sale of 10 million shares of common stock at an assumed public offering price of $5.18 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on February 5, 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if our receipt of the estimated net proceeds from this offering had occurred as of September 30, 2017. The actual offering price per share will be as determined between us and the underwriters as the time of pricing. The as adjusted summary financial data are not necessarily indicative of what our financial position would have been if this offering had been completed as of the date indicated, nor are these data necessarily indicative of our financial position for any future date or period.

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2016	2015	2017	2016
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue:
License fees revenue	$—	$170	$—	$—
Collaborative development support services	—	143	—	—

Total revenue	—	313	—	—

Operating expenses:
Research and development	20,457	20,366	14,672	15,044
General and administrative	8,176	6,315	6,346	6,137

Total operating expenses	28,633	26,681	21,018	21,181

Loss from operations	(28,633)	(26,368)	(21,018)	(21,181)
Other income (expense):
Interest expense, net	(1,192)	(1,564)	(608)	(951)
Other income (expense), net	(7)	(97)	10	49
Warrant revaluation income	—	48	—	—
Loss on debt extinguishment	—	(446)	—	—

Net loss	(29,832)	(28,427)	(21,616)	(22,083)
Other comprehensive loss:
Unrealized loss on marketable securities, net of tax effect	—	(46)	—	(1)

Comprehensive loss	$(29,832)	$(28,473)	$(21,616)	$(22,084)

Net loss per common share – basic and diluted	$(43.30)	$(49.78)	$(13.10)	$(34.61)

Weighted-average shares used in computing net loss per common share – basic and diluted	689	571	1,650	638

	As of December 31, 2016	As of September 30, 2017 (unaudited)
	(in thousands)	(in thousands)
	Actual	Actual	As Adjusted(1)
Selected Balance Sheet Data:
Cash and cash equivalents	$15,003	$13,292	$60,826
Working capital	5,457	11,809	59,343
Total assets	20,906	25,879	73,413
Secured promissory note, net of issuance costs (including accrued interest)	12,542	8,177	8,177
Accumulated deficit	(196,769)	(218,385)	(218,385)
Total stockholders’ equity	4,485	14,233	61,763

(1)

As adjusted to reflect the receipt of the estimated net proceeds of $47.5 million from the sale of 10 million shares of common stock, at the assumed public offering price of $5.18 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on February 5, 2018, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price of $5.18 per share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $10.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $5.2 million, assuming the assumed public offering price of $5.18 per share remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted data is illustrative only and will be adjusted based on the actual public offering price and other times of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should carefully consider the following risks and uncertainties, and those discussed under the Section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as amended, which is incorporated by reference in this prospectus, together with the information included in this prospectus and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. Any of the following risks could have a material adverse effect on our business, operating results, financial condition and prospects and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment.

Risks Related to This Offering

Management will have broad discretion as to the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion over the use of proceeds from this offering, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our business strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. In addition, the net proceeds from this offering may not be sufficient for our anticipated uses, and we may need additional resources to progress our product candidates to the stage we expect. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution in the net tangible book value of your shares.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, as the public offering price of our common stock will be substantially greater than the net tangible book value per share of our common stock. Based on an assumed offering price of $5.18 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on February 5, 2018, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $0.02 per share. In addition, if the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

Any issuances of shares of common stock or securities convertible into or exercisable for shares of common stock, debt financing, entering into license and collaboration agreements, as well as the exercise of options and warrants outstanding, following this offering, will dilute your ownership interests and may adversely affect the future market price of our common stock.

The net proceeds from this offering and our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund completion of clinical development of any of our product candidates. Accordingly, unless and until we generate revenues and become profitable, we will need to raise additional capital to continue to operate our business, including after the consummation of this offering. We expect to finance our cash needs through a combination of equity offerings, debt financing and license and collaboration agreements. The issuance of additional shares of our common stock could be dilutive to shareholders if they do not invest in future offerings, and our participation in a debt financing or license or collaboration agreement will also be dilutive to shareholders.

In addition, we have a significant number of options and warrants to purchase shares of our common stock outstanding. If these securities are exercised, you may incur further dilution. Moreover, to the extent that we issue additional options or warrants to purchase, or securities convertible into or exchangeable for, shares of our common stock in the future and those options, warrants or other securities are exercised, converted or exchanged, shareholders may experience further dilution.

A significant portion of our total outstanding shares are eligible to be sold into the market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of our common stock stockholders intend to sell shares, could cause the market price of our common stock to decline significantly.

Upon completion of this offering, based on our shares outstanding as of September 30, 2017 and after giving effect to the 1-for-20 reverse split of our common stock which became effective on January 25, 2018, we will have 11,961,664 shares of common stock outstanding based on the issuance and sale of 10,000,000 shares of our common stock in this offering based on an assumed public offering price of $5.18 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on February 5, 2018. Of these shares, only 17,078 are subject to a contractual lock-up with the underwriters for this offering for a period of 90 days following this offering. The balance of our outstanding shares of common stock, including any shares purchased in this offering, may be resold into the public market immediately without restriction, unless owned or purchased by our affiliates.

In addition, as of September 30, 2017 and after giving effect to the 1-for-20 reverse split of our common stock which became effective on January 25, 2018, we had outstanding stock options to purchase an aggregate of 109,708 shares of our common stock under our equity incentive plans and in connection with inducement awards granted outside of the plans, and the issuance of all of these shares is or will soon be registered under the Securities Act of 1933, as amended, or the Securities Act, on a registration statement on Form S-8. These shares when registered on Form S-8, once vested and issued upon exercise, will be able to be freely sold in the public market, subject to the volume limits of Rule 144 under the Securities Act in the case of our affiliates and the lock-up agreements described above, to the extent applicable. In addition, as of September 30, 2017 and after giving effect to the 1-for-20 reverse split of our common stock which became effective on January 25, 2018, we had outstanding warrants to purchase an aggregate of 199,524 shares of our common stock and the re-sale of 197,941 of these shares is registered under the Securities Act of 1933, as amended, or the Securities Act, on a registration statement on Form S-3. These shares registered on Form S-3, once issued upon exercise of the warrants, will be able to be freely sold in the public market, subject to the lock-up agreements described above, to the extent applicable. After September 30, 2017 and through February 5, 2018, 11,375 shares of common stock were issued to LPC pursuant to the terms of the LPC Purchase Agreement. During the term of the LPC Purchase Agreement the Company may sell and issue up to $35.0 million worth of shares of common stock, subject to certain conditions and limitations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and all the documents incorporated by reference herein contain forward-looking statements. All statements, other than statements of historical facts, included in this prospectus or the documents incorporated herein by reference regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “plan,” “potential” “predict,” “project” or the negative of those terms or similar words. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. You should read these statements carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. These forward-looking statements include, among other things, statements about:

•	the anticipated timing, costs and conduct of our long term safety study for our candidate M207, including the timing for enrollment and results;

•	our expectations regarding the clinical effectiveness of our product candidates;

•	the ability to obtain and maintain regulatory approval of our product candidates, the timing for regulatory filings and the labeling for any approved products;

•	our manufacturing capabilities and strategy;

•	our expectations regarding our expenses and revenue, the sufficiency of our cash resources and needs for additional financing;

•	our intellectual property position and our ability to obtain and maintain intellectual property protection for our product candidates;

•	our expectations regarding competition;

•	the anticipated trends and challenges in our business and the markets in which we operate;

•	the scope, progress, expansion, and costs of developing and commercializing our product candidates;

•	the size and growth of the potential markets for our product candidates and the ability to serve those markets;

•	the rate and degree of market acceptance of any of our product candidates;

•	our ability to establish and maintain development partnerships;

•	our ability to attract or retain key personnel;

•	our expectations regarding federal, state and foreign regulatory requirements; and

•	regulatory developments in the United States and foreign countries.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this prospectus and the documents that we incorporate by reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, is based on information from various sources, including independent industry publications and market surveys by third parties privately commissioned by us that we believe to be reliable. In presenting this information, we have also made assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for our product candidates. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus and the documents that we incorporate by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See “Cautionary Note Regarding Forward-Looking Statements”.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $47.5 million, or approximately $54.8 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price of $5.18 per share, the last reported sales price at our common stock on the Nasdaq Capital Market on February 5, 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The actual offering price per share will be as determined between us and the underwriters at the time of pricing.

We plan to use the net proceeds from this offering to complete the long term safety study of M207, and for working capital and general corporate purposes.

Our planned use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Due to the many variables that are inherent in the development of our lead product candidate at this time, such as the timing and results of long term safety study and the timing of regulatory submissions and evolving regulatory requirements, the amount and timing of our actual expenditures will depend upon such variables and we cannot currently predict the stage of development we expect the net proceeds of this offering to achieve for our long term safety study and lead product candidate.

As a result, we will have broad discretion over the use of the net proceeds from this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. In addition, we might decide to postpone or not pursue certain clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the Nasdaq Capital Market under the symbol “ZSAN” since January 27, 2015. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low intraday sales prices of our common stock as reported by the Nasdaq Capital Market:

	High	Low
2018
First Quarter (through February 5, 2018)	$12.20	$5.13
	High	Low
2017
First Quarter	$70.80	$15.60
Second Quarter	$38.60	$24.00
Third Quarter	$28.20	$15.20
Fourth Quarter	$25.80	$10.00

	High	Low
2016
First Quarter	$56.60	$39.00
Second Quarter	$49.80	$20.60
Third Quarter	$40.00	$13.20
Fourth Quarter	$23.40	$9.00

	High	Low
2015
First Quarter (from January 27, 2015)	$248.00	$160.00
Second Quarter	$219.80	$140.20
Third Quarter	$200.00	$68.60
Fourth Quarter	$80.00	$40.80

On February 5, 2018, the closing price of our common stock as reported on the Nasdaq Capital Market was $5.18 per share. As of January 22, 2018, we had 27 holders of record of our common stock. The prices reported above have been updated to reflect the application of our 1-for-20 reverse split which became effective on January 25, 2018.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain all available funds and future earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any future financing instruments, provisions of applicable law and other factors the Board deems relevant. Additionally, our secured term loan facility with Hercules, contains covenants that restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017 on:

•	An actual basis;

•

A pro forma basis, giving effect to the 1-for-20 reverse split of our common stock which became effective on January 25, 2018 and the increase in our authorized shares of common stock from 100,000,000 shares to 250,000,000 shares; and

•

A pro forma as adjusted basis, giving effect to the sale of 10,000,000 shares of our common stock offered in this offering, assuming a public offering price of $5.18 per share, the last reported sales price for our common stock on the Nasdaq Capital Market on February 5, 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Annual Report on Form 10-K for year ended December 31, 2016, as amended, which are incorporated by reference into this prospectus.

	As of September 30, 2017 (unaudited)
	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	$13,292,411	$13,292,411	$60,826,411

Secured promissory note, net of issuance costs (including accrued interest)	$8,177,085	$8,177,085	$8,177,085
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized and none issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized and 39,233,431 shares issued and outstanding, actual; 250,000,000 shares authorized and 1,961,664 shares issued and outstanding, pro forma; and 250,000,000 shares authorized and 11,961,664 shares issued and outstanding, pro forma as adjusted	3,922	196	1,196
Additional paid-in capital	232,613,635	232,617,361	280,146,635
Accumulated deficit	(218,384,895)	(218,384,895)	(218,384,895)
Total stockholders’ equity (deficit)	14,232,599	14,232,599	61,762,873

Total capitalization	$22,409,684	$22,409,684	$69,939,958

The foregoing table and calculations are based on 1,961,664 shares of our common stock outstanding as of September 30, 2017, and excludes:

•	195,906 shares of common stock issuable upon the exercise of Series B warrants at an exercise price of $31.00 outstanding as of September 30, 2017;

•

1,583 shares of common stock issuable upon the exercise of warrants at an exercise price of $176.80 and 2,035 shares of common stock issuable upon the exercise of warrants at an exercise price of $147.40 outstanding as of September 30, 2017;

•

109,708 shares of common stock issuable upon the exercise of stock options outstanding under our 2012 Stock Incentive Plan, our Amended and Restated 2014 Equity and Incentive Plan and in connection with inducement awards granted outside of the plans as of September 30, 2017, at a weighted average exercise price of $25.64 per share; and

•	38,214 shares of common stock available for future issuance under our Amended and Restated 2014 Equity and Incentive Plan as of September 30, 2017.

After December 31, 2016 and through February 5, 2018, 11,375 shares of common stock were issued to LPC pursuant to the terms of the LPC Purchase Agreement.

Unless otherwise indicated, the disclosure above gives effect to the 1-for-20 reverse split of our common stock which became effective on January 25, 2018.

A $1.00 increase (decrease) in the assumed public offering price of $5.18 per share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $10.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $5.2 million, assuming the assumed public offering price of $5.18 per share remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted data is illustrative only and will be adjusted based on the actual public offering price and other times of this offering determined at pricing.

Two of our directors, including our chief executive officer, have indicated an interest in purchasing shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons may or may not ultimately purchase any shares in this offering.

DILUTION

If you invest in our common stock, your equity interest in our company will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the as adjusted net tangible book value (deficit) per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of September 30, 2017 was $14.2 million, or $7.26 per share of common stock. Our historical net tangible book value (deficit) per share set forth below represents our total assets, excluding intangible assets, less our total liabilities, divided by the number of shares of our common stock outstanding on September 30, 2017.

After giving effect to the sale of 10 million shares of common stock in this offering at an assumed public offering price of $5.18 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on February 5, 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value (deficit) as of September 30, 2017 would have been $61.8 million, or $5.16 per share. This represents an immediate decrease in net tangible book value to existing stockholders of $2.10 per share and an immediate dilution of $0.02 per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this per share dilution:

Assumed public offering price		$5.18
Historical net tangible book value (deficit) per share as of September 30, 2017	$7.26
Decrease in net tangible book value per share attributable to investors participating in this offering	(2.10)

As adjusted net tangible book value per share after this offering		$5.16

Dilution per share to investors participating in this offering		$0.02

A $1.00 increase in the assumed public offering price of $5.18 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on February 5, 2018, would increase our as adjusted net tangible book value per share after this offering by approximately $0.78, and the dilution per share to new investors purchasing shares in this offering by approximately $0.22, and a $1.00 (decrease) in the assumed public offering price of $5.18 per share, the last reported sales price of our common stock on the Nasdaq Capital Market on February 5, 2018, would decrease our as adjusted net tangible book value per share after this offering by approximately $(0.77), and the dilution per share to new investors purchasing shares in this offering by approximately $(0.23), in each case, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares offered by us would (decrease) our as adjusted net tangible book value per share by approximately $(0.02) and increase the dilution per share to new investors purchasing shares in this offering by approximately $0.02, respectively, and a (decrease) of 1,000,000 shares offered by us would increase our as adjusted net tangible book value per share by approximately $0.04, and decrease the dilution per share to new investors purchasing shares in this offering by approximately $(0.04), respectively, in each case, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined between us and the underwriters at pricing.

If the underwriters exercise the over-allotment option to purchase an additional 1.5 million shares of our common stock or if any additional shares are issued in connection with outstanding options, you will experience further dilution.

The number of shares of our common stock reflected in the discussion and the table above is based on 1,961,664 shares of our common stock outstanding as of September 30, 2017, and excludes:

•	195,906 shares of common stock issuable upon the exercise of Series B warrants at an exercise price of $31.00 outstanding as of September 30, 2017;

•

1,583 shares of common stock issuable upon the exercise of warrants at an exercise price of $176.80 and 2,035 shares of common stock issuable upon the exercise of warrants at an exercise price of $147.40 outstanding as of September 30, 2017;

•

109,708 shares of common stock issuable upon the exercise of stock options outstanding under our 2012 Stock Incentive Plan, our Amended and Restated 2014 Equity and Incentive Plan and in connection with inducement awards granted outside of the plans as of September 30, 2017, at a weighted average exercise price of $25.64 per share; and

•	38,214 shares of common stock available for future issuance under our Amended and Restated 2014 Equity and Incentive Plan as of September 30, 2017.

To the extent that any options or warrants are exercised, new options are issued under our equity incentive plans or we otherwise issue additional shares of common stock in the future at a price less than the public offering price, there may be further dilution to new investors purchasing common stock in this offering.

After December 31, 2016 and though February 5, 2018, 11,375 shares of common stock were issued to LPC pursuant to the terms of the LPC Purchase Agreement.

Unless otherwise indicated, the disclosure above gives effect to the 1-for-20 reverse split of our common stock which became effective on January 25, 2018.

Two of our directors, including our chief executive officer, have indicated an interest in purchasing shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons may or may not ultimately purchase any shares in this offering.

BUSINESS

Overview

Zosano Pharma Corporation is a clinical stage biopharmaceutical company focused on providing rapid systemic administration of therapeutics to patients using our proprietary Adhesive Dermally-Applied Microarray, or ADAM, technology. In February 2017, we announced positive results from our ZOTRIP pivotal efficacy trial, or ZOTRIP trial, that evaluated M207, which is our proprietary formulation of zolmitriptan delivered via our ADAM technology, as an acute treatment for migraine. We are focused on developing products where rapid administration of established molecules with known safety and efficacy profiles provides an increased benefit to patients, for markets where patients remain underserved by existing therapies. We anticipate that many of our current and future development programs may enable us to utilize a regulatory pathway that would streamline clinical development and accelerate the path towards commercialization.

ADAM is our proprietary, investigational technology platform designed to offer rapid drug absorption into the bloodstream, which can result in an improved pharmacokinetic profile compared to original dosage forms. ADAM consists of an array of drug-coated titanium microprojections mounted on an adhesive backing that is pressed on to the skin using a reusable handheld applicator. The microprojections penetrate the stratum corneum and allow drug to be absorbed into the microcapillary system of the skin. We focus on developing products based on our ADAM technology for indications in which rapid onset, ease of use and stability offer significant therapeutic and practical advantages, for markets where there is a need for more effective therapies.

Our development efforts are focused on our product candidate, M207. M207 is our proprietary formulation of zolmitriptan delivered utilizing our ADAM technology. Zolmitriptan is one of a class of serotonin receptor agonists known as triptans and is used as an acute treatment for migraine. Migraine is a debilitating neurological disease, symptoms of which include moderate to severe headache pain, nausea and vomiting, and abnormal sensitivity to light and sound. The objective of M207 is to provide faster onset of efficacy and sustained freedom from migraine symptoms by delivering rapid absorption while avoiding GI tract. Feedback from the United States Food and Drug Administration, or FDA, on M207’s regulatory path has also been encouraging. The agency has indicated that one positive pivotal efficacy study, in addition to the required safety study, would be sufficient for approval of M207 for the treatment of migraine.

ZOTRIP Phase 3 Trial Results

The ZOTRIP trial was a multicenter, double-blind, randomized, placebo-controlled trial comparing three doses of M207 (1.0mg, 1.9mg, and 3.8mg) to placebo for the treatment of a single migraine attack. As illustrated in the table below, the ZOTRIP trial results showed that the 3.8mg M207 dose demonstrated statistically significant pain freedom and most bothersome symptom freedom at two hours, the co-primary endpoints of the study.

ZOTRIP Trial Primary Endpoints Results

Primary endpoint	Placebo	3.8mg M207	p-value*

Pain freedom	14.3%	41.5%	0.0001

Most bothersome symptom freedom	42.9%	68.3%	0.0009

*	The “p” value is the probability of an event occurring by chance alone. When the p value is less than 5% (0.05) the results are considered to be statistically significant.

The 3.8mg dose also achieved statistical significance in the secondary endpoints of pain freedom at 45 minutes and 60 minutes and showed durability of effect on pain freedom at 24 and 48 hours. While the 1.0mg and 1.9mg doses of M207 demonstrated statistical significance in pain freedom at two hours, they did not demonstrate statistical significance in freedom from most bothersome symptom at two hours.

ZOTRIP Trial Secondary Endpoints Results

Pain Freedom	Placebo	3.8mg M207	p-value*
Pain freedom at 45 minutes	5.2%	17.1%	0.0175
Pain freedom at 60 minutes	10.4%	26.8%	0.0084
Pain freedom at 24 hours	39.0%	69.5%	0.0001
Pain freedom at 48 hours	39.0%	64.6%	0.0013

M207 was well-tolerated with no SAEs reported in the ZOTRIP study. The most frequently reported adverse event was redness at the application site (18.3% of subjects) and all cases of redness resolved. Thirteen subjects (3.9%) reported pain at the application site; with application site pain reported as mild in all but three subjects. Additionally, five (1.5%) subjects across M207-treated groups reported dizziness versus no subjects in the placebo group.

M207 Long Term Safety Study

In November 2017, we announced the initiation of our long-term safety study for M207 as an acute treatment of migraine (“M207-ADAM”), with the enrollment of the first patient. M207-ADAM is an open label study evaluating the safety of the 3.8mg dose of M207 in migraine patients who have historically experienced at least two migraines per month. Patients are expected to treat a minimum of two migraines per month, with no maximum treatment limits. The M207-ADAM study will evaluate 150 patients for six months, and 50 patients for a year at approximately 30 sites in the U.S. The study is planned to be open-label, with investigator visits at months one, two, three, six, nine and twelve to record adverse events. We may elect to enroll more than the required number of patients to ensure a robust data set, and achievement of evaluable patients at each time point. The primary objective of M207-ADAM is to assess safety of M207 during repeated use over six and twelve months. Other endpoints are electrocardiography and laboratory parameters, as well as percentage of headaches with pain-free response.

Our Strategy

Our goal is to make intracutaneous drug delivery a preferred delivery modality for indications where fast onset provides a therapeutic benefit to patients. Our near term focus is the continued development of our lead product candidate, M207, as well as other drugs that treat central nervous system conditions and disorders. The key elements of our strategy are to:

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Develop and commercialize M207. We believe that M207, if approved by the FDA, will offer significant therapeutic and practical advantages as compared to existing migraine therapeutics, including its rapid onset, ease of use and stability. We have retained worldwide commercial rights to M207. While we currently intend to develop M207 through FDA approval and commercialization in the United States ourselves, we remain open to opportunities with potential strategic partners to ensure our product candidates will receive the best chance of commercial success.

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Focus on regulatory support and market opportunities for M207. We intend to focus our resources on non-clinical and clinical studies that would enable a full NDA filing for M207 and, if approved, would support market acceptance and expansion for M207. For example, certain preclinical studies, such as 30 day toxicity, are required in order to file an NDA. In addition, depending on available capital, we may contemplate additional clinical studies that would expand the available market for M207, such as in cluster headaches, or support market acceptance, such as a comparison trial against other commercially available therapies.

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Pursue indications outside migraine for external partnering. We have performed initial feasibility studies on a number of compounds, both within CNS and in other therapeutic indications, where rapid drug delivery could provide a therapeutic benefit to patients. For product candidates that are outside migraine, or where a partner can contribute specific expertise, we intend to evaluate collaborations with strategic partners to further the clinical and commercial development of such product candidates.

M207 for Migraine

The focus of our development efforts is on our product candidate M207, our proprietary formulation of zolmitriptan, one class of serotonin receptor agonists known as triptans, used for the treatment of migraine. Migraine is a debilitating neurological disease, symptoms of which include moderate to severe headache pain, nausea and vomiting, and abnormal sensitivity to light and sound. Our M207 intracutaneous delivery system is applied to an individual’s upper arm to deliver zolmitriptan to the circulation, with the objective of providing rapid absorption of drug and sustained freedom of migraine symptoms while avoiding the GI tract.

According to the Migraine Research Foundation, migraine is the third most prevalent illness in the world. Migraine affects approximately 39 million people in the United States, representing approximately 18% of women, 6% of men and 10% of children in the country. Nearly one in four United States households includes someone who suffers from migraine. Migraines often last between four and 24 hours, but may last as long as three days. According to published studies, 63% of migraine patients experience one or more migraines per month and 48% of migraine attacks occur in early morning and are already at peak intensity on awakening. Physicians recommend treating migraine at earliest detection. However, because treatment for morning migraines is often delayed, these migraines are more difficult to treat.

The Migraine Research Foundation provides that, among women, who are disproportionately affected by migraine, 25% of migraine sufferers experience four or more severe attacks per month. Migraine attacks are estimated to lead to lost productivity costs as high as $36 billion annually in the United States and, in 2015, the medical cost of treating chronic migraine was more than $5.4 billion. In addition, more than 90% of migraine sufferers are unable to work or function normally during an attack. According to market data from Symphony Health, triptans constitute over a $4.8 billion market in the United States.

We believe that each of the currently available methods of non-oral administration, including nasal spray and subcutaneous injection, have significant disadvantages. Nasal sprays have been associated with taste disturbances. Patients are hesitant to self-administer injections and thus primarily seek an injectable triptan at an urgent care setting or at the physicians’ office. There are other delivery technologies in development, such as pulmonary delivery. However, none have been approved to date.

ZOTRIP Phase 2/3 Trial achieved statistical significance on co-primary endpoints with the 3.8mg dose

On February 13, 2017 the Company announced the results of our ZOTRIP pivotal efficacy trial for M207. Our ZOTRIP trial was a multicenter, double-blind, randomized, placebo-controlled trial comparing three doses of M207 (1.0mg, 1.9mg, and 3.8mg) to placebo for the treatment of a single migraine attack. Subjects were enrolled in the ZOTRIP trial at 36 centers across the United States. Those recruited into the trial had a history of at least one year of migraine episodes with or without aura. Upon recruitment, the subjects entered a one-month run-in period that ensured they met the key eligibility criteria of two to eight migraine attacks per month, which was documented using an electronic diary or an app on their cell phone. Subjects also identified the most bothersome symptoms and indicated the presence or absence of nausea, phonophobia or photophobia, during the episodes in the run-in period. Successfully screened subjects were then randomized into the treatment/dosing period in which they had 8 weeks to confirm and receive blinded treatment for a single migraine attack, termed “qualifying migraine,” in which the subject’s most bothersome symptom had to be present. During a qualifying migraine, subjects scored the severity of pain on a 4-point scale, the presence or absence of migraine-associated symptoms (phonophobia, photophobia, or nausea), starting pre-dose and then at several intervals over 48 hours post-dose. The co-primary endpoints for the trial were those defined in the October 2014 FDA Draft Guidance—“Migraine: Developing Drugs for Acute Treatment” as pain freedom and most bothersome symptom freedom at two hours. Safety was assessed by adverse events reported and other standard safety measures.

Five hundred and eighty nine subjects were enrolled in the ZOTRIP trial, of which 365 were randomized. Of those randomized, 333 subjects were treated and are included in the safety analysis, and 321 qualified for the modified intent-to-treat (mITT) population. With the multiple doses and multiple endpoints in the trial, a sequential testing procedure was used beginning with the highest dose and the co-primary endpoints. Since statistical significance was not achieved for most bothersome symptom in the 1.9 mg group, p-values for secondary endpoints should be considered nominal p-values.

As illustrated in the tables and figure below, the ZOTRIP trial results demonstrated that the 3.8 mg M207 dose achieved statistically significant pain freedom and most bothersome symptom freedom at two hours. The 3.8mg dose also achieved statistical significance in the secondary endpoints of pain freedom at 45 minutes and 60 minutes and showed durability of effect on pain freedom at 24 and 48 hours. Additionally, M207 was not associated with any SAEs. While the 1.0mg and 1.9mg doses of M207 demonstrated statistical significance in pain freedom at two hours, they did not achieve statistical significance in freedom from most bothersome symptom at two hours. Statistical significance is an indicator of the likelihood of an observed effect being due to the study drug rather than due to chance. The “p” value is the probability of an event occurring by chance alone. When the p value is less than 5% (0.05) the results are considered to be statistically significant.

ZOTRIP Trial Co-Primary Endpoint Results for 3.8mg

Primary endpoint	Placebo	3.8mg M207	p-value

Pain freedom	14.3%	41.5%	0.0001

Most bothersome symptom free	42.9%	68.3%	0.0009

ZOTRIP Trial Secondary Endpoint Results for 3.8mg

Pain Freedom	Placebo	3.8mg M207	p-value

Pain freedom at 45 minutes	5.2%	17.1%	0.0175

Pain freedom at 60 minutes	10.4%	26.8%	0.0084

Pain freedom at 24 hours	39.0%	69.5%	0.0001

Pain freedom at 48 hours	39.0%	64.6%	0.0013

M207 was well-tolerated with no SAEs reported in the ZOTRIP trial. The most frequently reported adverse event was redness at the application site (18.3% of subjects) and all cases of redness resolved. Thirteen subjects (3.9%) reported pain at the application site; with application site pain reported as mild in all but three subjects. Additionally, five (1.5%) subjects across M207-treated groups reported dizziness versus zero subjects in the placebo group, and four (1.2%), subjects across M207-treated groups reported nausea whereas zero subjects in the placebo group reported this event.

The ZOTRIP trial results demonstrating pain freedom after treating with M207 are illustrated below:

We have performed the following sub group analysis:

Pain Freedom at 2 Hours	Placebo	3.8mg M207	p-value

All Subjects	14.3%	41.5%	0.0001

Morning Migraine	15.9%	44.4%	0.0056

Sustained Pain Freedom	Placebo	3.8mg M207	p-value

2 – 24 Hours	10.4%	31.7%	0.001

2 – 48 Hours	9.1%	26.8%	0.0035

Pain Relief	Placebo	3.8mg M207	p-value

1 Hour	53.2%	68.3%	< 0.05

2 Hours	57.1%	80.5%	< 0.05

Sustained Pain Relief	Placebo	3.8mg M207	p-value

2 – 24 Hours	37.7%	68.3%	< 0.0001

2 – 48 Hours	32.5%	63.4%	< 0.0001

Nausea Freedom	Placebo	3.8mg M207	p-value

2 Hours	63.6%	81.7%	< 0.05

Most Frequent Adverse Events (≥4% for any treatment group)

	Placebo	ZP-Zolmitriptan 1 mg	ZP-Zolmitriptan 1.9 mg	ZP-Zolmitriptan 3.8 mg

General disorders and administration site conditions
Application site erythema	10.8%	16.3%	19.5%	26.5%
Application site bruise	3.6%	6.3%	13.8%	14.5%
Application site pain	1.2%	2.5%	2.3%	9.6%
Application site bleeding	0.0%	3.8%	5.7%	4.8%
Dizziness	0.0%	1.3%	0.0%	4.8%

M207 Long Term Safety Study

In November 2017, we announced the initiation of our long-term safety study for M207 as an acute treatment of migraine (“M207-ADAM”), with the enrollment of the first patient. M207-ADAM is an open label study evaluating the safety of the 3.8mg dose of M207 in migraine patients who have historically experienced at least two migraines per month. Patients are expected to treat a minimum of two migraines per month, with no maximum treatment limits. The M207-ADAM study will evaluate 150 patients for six months, and 50 patients for a year at approximately 30 sites in the U.S. The study is open-label, with investigator visits at months one, two, three, six, nine and twelve to record adverse events. We expect to have completed enrollment of 100 patients by the end of the first quarter of 2018 and 250 patients by the end of the second quarter of 2018. The primary objective of M207-ADAM is to assess safety of M207 during repeated use over six and twelve months. Other endpoints are electrocardiography and laboratory parameters, as well as percentage of headaches with pain-free response. Six month safety data is expected by the end of the fourth quarter of 2018 and twelve month safety data is expected by the end of the first quarter of 2019. We expect to file the NDA for M207 by the end of the fourth quarter of 2019.

Our Research Programs

Our internal research and development programs use molecules with demonstrated safety and efficacy that are formulated to enable delivery through our proprietary Adhesive-Dermally-Applied Microarray, or ADAM, technology. We intend to pursue product development opportunities that utilize the Section 505(b)(2) regulatory pathway, which may reduce clinical development and regulatory timelines relative to new chemical entity development. In selecting our development candidates, we consider the therapeutic advantage of rapid onset, the size of the market, the level of competition and the potential selling price.

Our ADAM technology patch consists of a 3 cm2 to 6 cm2 array of titanium microneedles approximately 200-350 microns in length, coated with a hydrophilic formulation of drug, and attached to an adhesive patch. The maximum amount of drug that can be coated on a patch’s microneedle array depends on the active molecule of the drug formulation, the weight of the excipients in the drug formulation, and the coatable surface area of the microneedle array. For example, we use patches with 2 cm2, 3 cm2 and 6 cm2 microneedle arrays. In the pivotal trial for M207 we used two 3 cm2 patches to deliver the appropriate dose. Based on our testing, we believe 3.8mg of zolmitriptan could also be coated on a single patch with a 6 cm2 microneedle array while maintaining acceptable tolerability. The patch is applied with a hand-held applicator that presses the microneedles into the skin to a uniform depth in each application, close to the capillary bed, allowing for dissolution and absorption of the drug, but not deep enough to contact the nerve endings in the skin. The typical patch wear time is generally thirty to sixty minutes.

We have tested our ADAM technology in preclinical and clinical proof of concept studies that demonstrated its technical feasibility with multiple compounds, ranging from small molecules to proteins. Based on this research, we believe that our ADAM technology can be used to deliver treatments for a wide variety of indications in which rapid absorption can enhance onset of efficacy and sustainability of effect. That coupled with ease of use might offer particularly important therapeutic, practical, and commercial advantages over existing options.

Competition

Competition for our product candidates

The development and commercialization of new products to treat migraine is highly competitive. We expect to have considerable competition from major pharmaceutical, biotechnology and specialty pharmaceutical companies. Many of our competitors have substantially greater financial, technical and other resources than we do. In addition, many of these companies have longer operating histories and more experience than us in preclinical and clinical development, manufacturing, regulatory and global commercialization.

Companies marketing products that treat migraine that may compete with our M207 product candidate include Teva Pharmaceutical Industries, Inc., Zogenix, Inc., GlaxoSmithKline plc, Eli Lilly & Company, AstraZeneca plc and Allergan, Inc.

Competition in drug delivery platforms

In addition to competition from major pharmaceutical, biotechnology and specialty pharmaceutical companies that develop and market products that compete against those that we develop, we face additional competition from companies that may develop and license drug delivery platforms similar to ours, and from alternative formulations and methods of delivery of the drugs on which we have focused, including oral formulations, nasal sprays, intracutaneous patches, intramuscular and subcutaneous injection and infusion. Such companies include, but are not limited to, 3M Company, Endo Pharmaceuticals, Corium International, Inc. and Pantec Biosolutions AG.

Research and Development and Manufacturing

As of September 30, 2017, our research and development group consisted of 31 employees, located in our headquarters in Fremont, California. Our research and development staff have broad knowledge and skills in a range of disciplines applicable to formulation of drugs and the design and manufacture of our ADAM technology. Our research and development group has particular expertise in two areas critical to our success: developing drug formulations that can be delivered using our ADAM technology and optimizing the technology to deliver those drugs.

The goals of our research and development efforts are to identify and develop drugs that can be delivered using our intracutaneous delivery system. In the years ended December 31, 2016 and 2015, we incurred $20.5 million and $20.4 million, respectively, of research and development expense. See Part II–Item 7–“Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our annual report on Form 10-K for the year ended December 31, 2016, as amended, which is incorporated by reference herein, for additional detail regarding our research and development activities.

We operate a current good manufacturing practices (“cGMP”) compliant manufacturing facility in Fremont, California, and believe we have adequate manufacturing capabilities and capacity to produce our ADAM technology for preclinical and Phase 1 and Phase 2 clinical trials of all of our product candidates, and pivotal Phase 3 trials of most of our product candidates. We continue to expand our manufacturing capabilities and have implemented automation of certain processes to further expand our capacity. We expect to produce GMP batches of M207 in the third quarter of 2018. We purchase various components or intermediates of our ADAM technology from third-party vendors, including the titanium foil and formed micro-arrays, active pharmaceutical ingredients and excipients, inner ring, adhesive backing, ring and backing assembly, outer ring and primary and secondary packing components. The majority of these components and intermediaries are available from multiple sources. We also outsource the manufacturing of our applicators.

The manufacturing process for our ADAM technology patch consists of two primary operations: (1) the formation of the microneedle array, involving etching of titanium foil and subsequent pad-forming; and (2) application of the drug formulation to the microneedle array.

Once a microneedle array is completed, we attach it to an inner ring housing the adhesive backing layer, which we purchase from a third party manufacturer. This is performed at our facility using a semi-automatic assembly process. We apply the drug formulation to the microneedle array by a contact process whereby the titanium needles are dipped in a liquid drug formulation until the specified amount of drug is applied to the microneedle array. We then attach an outer ring to the assembly using a mechanical press fit on the same equipment used for coating the microneedle array. The outer ring is made from a polymer material, and includes a co-molded polymer desiccant which is proprietary to one of our suppliers. We then insert the patch assembly into the primary packaging, which is purged with nitrogen for longer shelf life. Product testing is performed using both in-house and contract labs.

Intellectual Property

Our strategy is to rely on a combination of patent, trade secret and trademark laws in the United States and other jurisdictions, and to rely on license and confidentiality agreements to protect our proprietary technology and brand. The laws of some countries in which our products are licensed may not protect our intellectual property rights to the same extent as the laws of the United States.

As of January 8, 2018, we held exclusive licenses to or owned 28 United States patents and five United States patent applications, as well as three Patent Cooperation Treaty patent applications, covering key features of our intracutaneous delivery system, such as formulation, methods of treatment, coating, array design, patch anchoring, patch application, delivery, manufacturing and packaging. In January 2018, we received a Notice of Allowance from the U.S. Patent and Trademark Office for our patent application directed to M207 titled “Method of Rapidly Achieving Therapeutic Concentrations of Triptans for Treatment of Migraines.” This newly-allowed patent application contains claims generated from formulation, preclinical and clinical studies, and highlights the unique aspects of our technologies and their applicability for the treatment of migraine. We expect that this newly-allowed application will issue as a patent in the first quarter of 2018, and will expire in 2037.

We license all of these patents and patent applications, other than an issued US patent and pending US and international applications for D107 and M207 formulation and a new applicator design described below, from ALZA Corporation, or ALZA, on an exclusive basis for all countries. These patents and patent applications are foundational and apply generally to each of our product candidates and their related applicators. Under the terms of the license agreement with ALZA, we are responsible for all development and development costs related to our intracutaneous delivery system. We are also responsible for commercializing our intracutaenous delivery system, including preparing and paying for all related regulatory filings. We are obligated to pay ALZA royalties in the low to mid-single digits on sales by us of products that would otherwise infringe one of the licensed patents or that is developed by us based on certain ALZA know-how or inventions, and to pay ALZA amounts equal to the greater of royalties in the low to mid- single digits on sales by our sublicensees of such products or a percentage in the mid-tens to low twenties of royalties received by us on sales by our sublicensees of such products. We are also obligated to pay ALZA a percentage of non-royalty revenue that we receive from our sublicensees based on sales of such products. The license agreement will terminate upon the expiration of our obligations to make the royalty and other payments described above to ALZA. Additionally, we may terminate the agreement at any time for convenience upon prior written notice to ALZA, and either party may terminate the agreement upon a material breach of the agreement by the other party.

We have filed four pending United States patent applications, two pending European applications, a pending Patent Cooperation Treaty application covering our single-use applicator and formulations of D107 and zolmitriptan. The D107 patent was issued in November 2015 with an expiration date of 2034.

The last of our issued technology platform patents will expire in 2027. We believe that the long life of our patent portfolio may make collaborating with us particularly attractive for third parties seeking to extend the lifecycle of profitable drugs nearing the expiration of their patent protection.

We rely on trade secrets to protect substantial portions of our technology. We generally seek to protect these trade secrets by entering into non-disclosure agreements and other contractual provisions with our employees, consultants and customers, and have restricted access to our manufacturing facilities and other technology.

We have one registered trademark to Zosano, “ZOSANO PHARMA,” Reg. No. 3705884 and one pending trademark application for “ADAM,” App. No. 87525805.

Government Regulation and Product Approval

United States—FDA Process

The research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing, among other things, of our products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or the FDCA, and its implementing regulations. Failure to comply with the applicable United States requirements may subject us to administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (“NDAs”) warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions and/or criminal prosecution. We expect each of our product candidates will be subject to review by the FDA as a drug/device combination product under NDA standards. Medical products containing a combination of new drugs, biological products or medical devices are regulated as “combination products” in the United States. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. We have discussed our development strategy with the FDA on our M207 program.

Drug Approval Process

None of our product candidates may be marketed in the United States until the product has received FDA approval. The steps to be completed before a drug may be marketed in the United States include:

•	preclinical laboratory tests, animal studies, and formulation studies, all performed in accordance with the FDA’s Good Laboratory Practice (“GLP”) regulations;

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submission to the FDA of an investigational new drug application (“IND”) for human clinical testing, which must become effective before human clinical trials in the U.S. may begin and must be updated annually;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication to the FDA’s satisfaction;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the NDA.

Preclinical tests include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials in the U.S. may begin. An IND will automatically become effective thirty days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. We submitted an IND for M207 in the second quarter of 2016.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Clinical trials necessary for product approval are typically conducted in three sequential phases, but the phases may overlap. The trial protocol and informed consent information for trial subjects in clinical trials must also be approved by an Institutional Review Board (“IRB”) for each institution where the trials will be conducted, and each IRB must monitor the trial until completion. Trial subjects must sign an informed consent form before participating in a clinical trial. Clinical testing also must satisfy extensive good clinical practice (“GCP”) regulations and regulations for informed consent and privacy of individually identifiable information.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Section 505(b)(1) and Section 505(b)(2) of the FDCA are the provisions governing the type of NDAs that may be submitted under the FDCA. Section 505(b)(1) is the traditional pathway for new chemical entities when no other new drug containing the same active pharmaceutical ingredient or active moiety, which is the molecule or ion responsible for the action of the drug substance, has been approved by the FDA. As an alternate pathway to FDA approval for new or improved formulations of previously approved products, a company may file a Section 505(b)(2) NDA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The FDA reviews any NDA submitted to ensure that it is sufficiently complete for substantive review before the FDA accepts the NDA for filing. The FDA may request additional information rather than accept the NDA for filing. Even if the NDA is filed, companies cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee, but it typically follows such recommendations.

The FDA may require that certain contraindications, warnings or precautions be included in the product labeling, or may condition the approval of an NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing or clinical trials and surveillance programs to monitor the safety of approved products that have been commercialized. Further, the FDA may place conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy (REMS) to assure the safe use of the drug. If the FDA requires a

REMS, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following the initial marketing of the product.

Before approving an NDA, the FDA usually will inspect the facility or the facilities at which the drug is manufactured and will not approve the product unless the manufacturing is in compliance with cGMP regulations. If the NDA and the manufacturing facilities are deemed acceptable by the FDA, it may issue an approval letter, or in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require post-marketing testing and surveillance to monitor the drug’s safety or efficacy, or impose other conditions. Approval may also be contingent on an approved REMS, that limits the labeling, distribution or promotion of a drug product. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes or making certain additional labeling claims, are subject to further FDA review and approval. Before a company can market products for additional indications, it must obtain additional approvals from the FDA. Obtaining approval for a new indication generally requires that additional clinical trials be conducted. A company cannot be sure that any additional approval for new indications for any product candidate will be approved on a timely basis, or at all.

Post-Approval Requirements

Oftentimes, even after a drug has been approved by the FDA for sale, the FDA may require that certain post-approval requirements be satisfied, including the conduct of additional clinical trials. If such post-approval conditions are not satisfied, the FDA may withdraw its approval of the drug. In addition, holders of an approved NDA are required to (i) report certain adverse reactions to the FDA, (ii) comply with certain requirements concerning advertising and promotional labeling for their products, and (iii) continue to have quality control and manufacturing procedures conform to cGMP regulations after approval. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities. This latter effort includes assessment of ongoing compliance with cGMP regulations. We have used and intend to continue to use third- party manufacturers to produce active pharmaceutical ingredients, (“API”), for our products in clinical and commercial quantities, and future FDA inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval may result in restrictions on a product, including withdrawal of the product from the market.

Hatch-Waxman Act

As part of the Drug Price Competition and Patent Term Restoration Act of 1984, Section 505(b)(2) of the FDCA was enacted, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Amendments permit the applicant to rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, which is referred to as the Reference Listed Drug, the applicant is required to certify to the FDA concerning any listed patents in the FDA’s Orange Book publication that relate to the Reference Listed Drug. Specifically, the applicant must certify for all listed patents one of the following certifications: (i) the required patent information has not been filed by the original applicant; (ii) the listed patent already has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product.

If a Paragraph I or II certification is filed, the FDA may make approval of the application effective immediately upon completion of its review. If a Paragraph III certification is filed, the approval may be made effective on the patent expiration date specified in the application, although a tentative approval may be issued before that time. If an application contains a Paragraph IV certification, a series of events will be triggered, the outcome of which will determine the effective date of approval of the 505(b)(2) application. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the Referenced Listed Drug has expired.

A certification that the new product will not infringe the Reference Listed Drug’s listed patents or that such patents are invalid is called a Paragraph IV certification. If the applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders for the Reference Listed Drug once the applicant’s NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA by imposing a 30-month automatic statutory injunction, which may be shortened by the court in a pending patent case if either party fails to reasonably cooperate in expediting the case. The 30 month stay terminates if a court issues a final order determining that the patent is invalid, unenforceable or not infringed. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay.

The Hatch-Waxman Act provides five years of data exclusivity for new chemical entities which prevents the FDA from accepting Abbreviated New Drug Applications and 505(b)(2) applications containing the protected active ingredient. The Hatch-Waxman Act also provides three years of exclusivity for applications containing the results of new clinical investigations (other than bioavailability studies) essential to the FDA’s approval of new uses of approved products such as new indications, delivery mechanisms, dosage forms, strengths, or conditions of use.

Pricing and Reimbursement

Sales of products that we market in the future, and our ability to generate revenues on such sales, are dependent, in significant part, on the availability and level of reimbursement from third-party payers such as state and federal governments, managed care providers and private insurance plans. Private insurers, such as health maintenance organizations and managed care providers, have implemented cost-cutting and reimbursement initiatives and likely will continue to do so in the future. These include establishing formularies that govern the drugs and biologics that will be offered and also the out-of-pocket obligations of member patients for such products. In addition, particularly in the United States and increasingly in other countries, we are required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our products that are reimbursed by such entities. We have consciously selected compounds for development that offer therapeutic benefit based on fast onset of action. If our products are approved by the FDA, we intend to work with payers to demonstrate the clinical benefits of our products over other delivery modalities to secure adequate and commercially favorable pricing and reimbursement levels.

Other Governmental Regulations, Healthcare Laws and Environmental Matters

The FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties, and often reflect a physician’s belief that the off-label use is the best treatment for the patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers’ communications regarding off-label uses. Failure to comply with applicable FDA requirements may subject a company to adverse publicity, enforcement action by the FDA, corrective advertising, consent decrees and the full range of civil and criminal penalties available to the FDA.

In addition, under the Pediatric Research Equity Act (“PREA”), an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA has indicated that our product candidate M207 is covered by the PREA, but the FDA may, on its own initiative or at the request of an applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Although we currently do not have any products on the market, we may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations, many of which may become more applicable to us if our product candidates are approved and we begin commercialization. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

If we establish international operations, we will be subject to compliance with the Foreign Corrupt Practices Act, or the FCPA, which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. We also may be implicated under the FCPA for activities by our partners, collaborators, contract research organizations, vendors or other agents.

Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances used in connection with our research work are or may be applicable to our activities. Certain agreements entered into by us involving exclusive license rights or acquisitions may be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

Employees

As of September 30, 2017, we had 43 employees, all of whom are full time and 5 of whom held doctorate degrees in their respective scientific and pharmaceutical fields. We make extensive use of third party contractors, consultants and advisors to perform many of our present activities.

Corporate Information

We were incorporated under the laws of the State of Delaware as ZP Holdings, Inc. in January 2012, and changed our name to Zosano Pharma Corporation in June 2014. Our business was spun out of ALZA Corporation, a subsidiary of Johnson & Johnson, in October 2006. We were originally incorporated under the name The Macroflux Corporation, and changed our name to Zosano Pharma, Inc. in 2007 following the spin-off from Johnson & Johnson. In April 2012, in a transaction to recapitalize the business, a wholly-owned subsidiary of ZP Holdings was merged with and into Zosano Pharma, Inc., whereby Zosano Pharma, Inc. was the surviving entity and became a wholly-owned subsidiary of ZP Holdings. In June 2014, Zosano Pharma, Inc. changed its name to ZP Opco, Inc. ZP Group LLC, a former subsidiary that was originally formed as a joint venture with Asahi Kasei Pharmaceuticals USA (Asahi) ceased operations in December 2013 and was later dissolved in December 2016. On November 1, 2017, ZP Opco, Inc. merged with and into Zosano Pharma Corporation, with Zosano Pharma Corporation as the surviving corporation of the merger.

Our principal executive offices are located at 34790 Ardentech Court, Fremont, California 94555. Our telephone number is (510) 745-1200. Our website address is www.zosanopharma.com. The information contained on our website is neither incorporated by reference into nor a part of this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2015, we have engaged in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers, and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Agreements with Our Stockholders

Real Property Lease with BMR

We have an operating lease with BMR-34790 Ardentech Court LP, which is an affiliate of BMV Direct SOTRS LP and BMV Direct SO LP, for a 55,000 square foot facility in Fremont, California, where we operate our manufacturing operations and house our engineering, research and development and administrative employees. For the years ended December 31, 2015 and 2016, we recorded rent expense for BMR-34790 Ardentech Court LP in the amount of approximately $0.6 million for each year. In June 2015, we entered into another amendment to the lease, pursuant to which BMR-34790 Ardentech Court LP’s option to recapture a specified portion of the leased premises (comprising approximately 29,348 square feet of the approximate total 55,588 square feet of leased premises) was suspended. In June 2017, we further amended the lease to extend the term through August 31, 2024, with an option to further extend the term an additional 60 months, subject to certain terms and conditions. We agreed to pay a monthly base rent of $136,190.60 for the period commencing September 1, 2017 and ending on August 31, 2018, with an increase on September 1, 2018 and annual increases on September 1st of each subsequent year until the lease year beginning September 1, 2023. The June 2017 amendment also provides for rent abatements, subject to certain conditions, totaling $275,551.50 and certain tenant improvements to be completed at the Landlord’s expense (not to exceed $975,000.00 or, under certain conditions, $1,100,000.00).

February 2014 Bridge Loan

In February 2014, we issued and sold convertible promissory notes, which we refer to as the February 2014 bridge notes, in the aggregate original principal amount of $2.5 million to our stockholders BMV Direct SOTRS LP, BMV Direct SO LP and New Enterprise Associates 12, Limited Partnership. The following is the original principal amount of February 2014 bridge notes that were issued to our directors, executive officers and holders of more than 5% of our voting securities, and their affiliates or immediate family members:

•	BMV Direct SOTRS LP, in the original principal amount of approximately $1.1 million;

•	BMV Direct SO LP, in the original principal amount of approximately $250,000; and

•	New Enterprise Associates 12, Limited Partnership, in the original principal amount of approximately $1.2 million.

As consideration for our issuance of the February 2014 bridge notes, each investor paid us an amount equal to the original principal amount of the note issued to the investor. The February 2014 bridge notes matured on September 9, 2014 and accrued simple interest at the annual rate of 8%. As of January 30, 2015, the aggregate outstanding principal and accrued interest under the February 2014 bridge notes was approximately $2.7 million. Upon the closing of our initial public offering of common stock on January 30, 2015, which constituted a qualified financing as defined under the terms of the notes, the principal and all unpaid and accrued interest on each note automatically converted into shares of our common stock at a conversion price equal to $9.35 per share (or 85% of the initial public offering price), resulting in the issuance of 122,882 shares of common stock BMV Direct SOTRS LP, 28,603 shares of common stock to BMV Direct SO LP, and 135,700 shares of common stock to New Enterprise Associates 12, Limited Partnership.

December 2014 Bridge Loan

In December 2014, we issued and sold convertible promissory notes, which we refer to as the December 2014 bridge notes, in the aggregate original principal amount of $1.3 million to our stockholders BMV Direct SOTRS LP and New Enterprise Associates 12, Limited Partnership. The following is the original principal amount of December 2014 bridge notes that were issued to our directors, executive officers and holders of more than 5% of our voting securities, and their affiliates or immediate family members:

•	BMV Direct SOTRS LP, in the original principal amount of approximately $710,000; and

•	New Enterprise Associates 12, Limited Partnership, in the original principal amount of approximately $620,000.

As consideration for our issuance of the December 2014 bridge notes, each investor paid us an amount equal to the original principal amount of the note issued to the investor. The December 2014 bridge notes matured on June 1, 2017 and accrued simple interest at the annual rate of 8%. As of January 30, 2015, the aggregate outstanding principal and accrued interest under the December 2014 bridge notes was approximately $1.4 million. Upon the closing of our initial public offering of common stock on January 30, 2015, which constituted a qualified financing as defined under the terms of the notes, the principal and all unpaid and accrued interest on each note automatically converted into shares of our common stock at a conversion price equal to $9.35 per share (or 85% of the initial public offering price), resulting in the issuance of 76,731 shares of common stock BMV Direct SOTRS LP and 67,679 shares of common stock to New Enterprise Associates 12, Limited Partnership.

Private Placement with Eli Lilly and Company

In November 2014, we entered into a stock purchase agreement with Eli Lilly and Company, or Lilly, pursuant to which Lilly agreed to purchase up to $15.0 million worth of our common stock in a private placement concurrent with the closing of our initial public offering, at a price per share equal to the initial public offering price. On January 30, 2015, pursuant to the stock purchase agreement and concurrent with the closing of our initial public offering, we issued and sold 1,363,636 shares of our common stock to Lilly at a price per share of $11.00 in a private placement, for an aggregate cash purchase price of $15.0 million. We received net proceeds of approximately $14.5 million from the sale of shares to Lilly in the private placement, after payment by us of a private placement fee to the representatives of the underwriters of our initial public offering. The shares of common stock issued to Lilly under the stock purchase agreement were deemed beneficially owned by Lilly in accordance with Rule 13d-3 under the Exchange Act upon the parties’ entry into the stock purchase agreement in November 2014, making Lilly a beneficial owner of more than 5% of our voting securities at that time.

Interests of Directors in our Financial Relationships

One of our former directors, Bruce D. Steel, may be deemed to have an indirect material interest in our financial relationships with certain of our stockholders based on his association with such stockholders. Mr. Steel is a limited partner with a variable economic interest in each of BMV Direct SOTRS LP and BMV Direct SO LP, which entitles him to a percentage of certain distributions of these entities. Mr. Steel does not have voting or dispositive control of either of these entities. Mr. Steel disclaims beneficial ownership in our securities directly held by these entities except to the extent of his pecuniary interest therein.

Participation in our Initial Public Offering

BMV Direct SO LP purchased 26,543 shares, or an aggregate amount of $291,973 worth, of our common stock in our initial public offering in January 2015, and New Enterprise Associates 12, Limited

Partnership purchased 23,457 shares, or an aggregate amount of $258,027 worth, of our common stock in our initial public offering in January 2015, in each case at the initial public offering price of $11.00 per share. The shares purchased by BMV Direct SO LP and New Enterprise Associates 12, Limited Partnership in our initial public offering were subject to lock-up agreements pursuant to which these investors agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the 180-day period following January 26, 2015, except with the prior written consent of the representatives of the underwriters for the initial public offering.

Private Investment in Public Equity (PIPE)

In August 2016, the Company entered into a securities purchase agreement, or Purchase Agreement, between the Company and certain purchasers, including members of the Company’s Board of Directors and executive management, pursuant to which the Company sold and issued shares of common stock and warrants to purchase shares of common stock for aggregate gross proceeds of $7.5 million. Costs related to the offering were $0.9 million. Pursuant to the Purchase Agreement, the Company sold 4,800,000 common shares at $1.32 per common share, the closing price per share on August 15, 2016, for gross proceeds of $6.3 million. Additionally, 9,600,000 warrants were sold, at a price of $0.125 per warrant, for gross proceeds of $1.2 million. Each warrant grants the holder the right to purchase one share of our common stock. The Company granted 4,800,000 Series A warrants and 4,800,000 Series B warrants. The Series A warrants are no longer exercisable as of August 2017. The Series B warrants have a per share exercise price of $1.55 and will expire five years from the date of issuance, August 19, 2016. Certain of our directors and executive officers purchased an aggregate of 275,454 shares of common stock and an aggregate of 550,908 warrants in this offering at the same price as the other investors.

Name	Common Stock Purchased in Private Placement	Warrants Purchased in Private Placement	Aggregate Purchase Price
The Alataris Family Trust	127,389	254,778	$200,001
John Walker	63,700	127,400	100,009
Georgia Erbez	47,750	95,500	74,968
Donald J. Kellerman	15,920	31,840	24,994
Hayley Lewis	4,775	9,550	7,497
Kleanthis G. Xanthopoulos, Ph.D.	15,920	31,840	24,994

Pursuant to the Purchase Agreement, we agreed to register the resale of the shares of the common stock that we issued and any common stock issuable upon the exercise of the warrants that we issued in the private placement. In connection with the PIPE transaction, we filed a registration statement, Form S-3, with the U.S. Securities and Exchange Commission, or SEC, registering the resale of these shares of common stock and shares of common stock issuable upon exercise of the warrants. The registration statement was declared effective by the SEC on September 23, 2016.

Participation in this Offering

Two of our directors, including our chief executive officer, have indicated an interest in purchasing shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons may or may not ultimately purchase any shares in this offering.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors that are broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law.

Policies and Procedures for Related Person Transactions

Pursuant to the charter of our audit committee, our audit committee is responsible for reviewing and approving in advance any related person transactions. For the purposes of this policy, a “related person transaction” is any transaction between us or our subsidiary and any (a) of our directors or executive officers, (b) nominee for election as a director, (c) person known to us to own more than five percent of any class of our voting securities, or (d) member of the immediate family of any such person, if the nature of such transaction is such that it would be required to be disclosed under Item 404 of Regulation S-K (or any similar successor provision).

In determining whether to approve a related person transaction, the audit committee will take into account, among other factors it deems appropriate, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third person under the same or similar circumstances and the extent of the related person’s interest in the transaction.

The disclosure in this section does not give effect to our 1-for-20 reverse stock split which became effective on January 25, 2018.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of January 22, 2018 by:

•	each person or entity, or group of affiliated persons or entities, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 22, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Zosano Pharma Corporation, 34790 Ardentech Court, Fremont, California 94555.

Each stockholder’s percentage ownership is determined in accordance with Rule 13d-3 under the Exchange Act and is based on 1,973,039 shares of our common stock outstanding as of January 22, 2018. Each stockholder’s percentage ownership of shares beneficially owned after the offering assumes the issuance of 10,000,000 shares of our common stock at an assumed public offering price of $5.18 per share, which is the last reported sale price of our common stock on February 5, 2018 and assuming no exercise of the underwriters’ over-allotment option, but not including any additional shares issuable upon exercise of outstanding options or warrants. Unless otherwise indicated, the disclosure gives effect to the 1-for-20 reverse split of our common stock which became effective on January 25, 2018.

Two of our directors, including our chief executive officer, have indicated an interest in purchasing shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons may or may not ultimately purchase any shares in this offering.

Name of Beneficial Owner (1)	Total Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned After Offering
5%+ Stockholders
Amzak Capital Management, LLC and affiliates (2) 980 North Federal Highway; Suite 315 Boca Raton, FL 33432	263,491	13.35%	2.02%
BMV Direct SOTRS LP(3) 17190 Bernardo Center Drive San Diego, CA 92128	122,121	6.19%	1.02%
Directors and Named Executive Officers:
John P. Walker(4)	14,036	*	*
Georgia Erbez(5)	12,899	*	*
Donald Kelleman, Ph.D.(6)	6,473	*	*
Kenneth Greathouse(7)	10,000	*	*
Joseph “Jay” P. Hagan(8)	1,991	*	*
Bruce D. Steel	—	*	*
Troy Wilson, Ph.D., J.D.(9)	2,476	*	*
Kleanthis Xanthopoulos, Ph.D.(10)	4,307	*	*
Konstantinos Alataris(11)(12)	19,107	*	*
Current Directors and Executive Officers as a Group (9 persons)(13)	57,601	2.83%	*

* Less	than 1%
(1)

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)

Based on information disclosed in the Schedule 13G/A filed with the SEC on March 28, 2017. Includes 257,590 shares of common Stock outstanding owned by the Amzak Capital Management, LLC and 5,901 shares of common Stock owned by Michael D Kazma. In addition to these shares, Amzak Capital Management, LLC owns 63,750 shares subject to warrants. These warrants provide the holder may not exercise them to the extent doing so would result in it owning in excess of 9.99% of the outstanding shares of common Stock of Zosano. Given the current ownership percentage exceeds the limitation, Amzak Capital Management is prevented from exercising said warrants. Michael D. Kazma and Gerry Kazma may be deemed to share voting and investment power with respect to the securities held by Amzak. The address of the principal business office of each reporting person is 980 N. Federal Highway, Suite 315, Boca Raton, FL 33432.

(3)

Based on information disclosed in the Schedule 13G filed by BioMed Realty Trust, Inc. with the SEC on January 19, 2016, BMV Direct SO LP holds 27,272 shares of common stock and BMV Direct SOTRS LP holds 94,849 shares of common stock. The sole general partner of BMV Direct SOTRS LP is BioMed Realty Holdings, Inc. The sole stockholder of BioMed Realty Holdings, Inc. and the sole general partner of BMV Direct SO LP is BioMed Realty, L.P. The sole general partner of BioMed Realty, L.P. is BioMed Realty Trust, Inc. BioMed Realty Trust, Inc. has sole voting and dispositive power with respect to the shares directly held by BMV Direct SOTRS LP and BMV Direct SO LP. Bruce D. Steel is a limited partner with a variable economic interest in each of BMV Direct SOTRS LP and BMV Direct SO LP. Mr. Steel disclaims beneficial ownership in the shares directly held by each of BMV Direct SOTRS LP and BMV Direct LP except to the extent of his pecuniary interest therein. The address of the principal business office of each reporting person is 17190 Bernardo Center Drive, San Diego, California 92128.

(4)

Consists of: (i) 9,011 shares of common stock, (ii) 3,185 shares of common stock issuable upon exercise of outstanding warrants exercisable within the 60-day period following January 22, 2018, and (iii) 1,840 shares of common stock issuable upon exercise of outstanding options exercisable within the 60-day period following January 22, 2018.

(5)

Consists of: (i) 5,787 shares of common stock, (ii) 2,387 shares of common stock issuable upon exercise of outstanding warrants exercisable within the 60-day period following January 22, 2018 and (iii) 4,725 shares of common stock issuable upon exercise of outstanding options exercisable within the 60-day period following January 22, 2018.

(6)

Consists of: (i) 796 shares of common stock, (ii) 796 shares of common stock issuable upon exercise of outstanding warrants exercisable within the 60-day period following January 22, 2018 and (iii) 4,881 shares of common stock issuable upon exercise of outstanding options exercisable within the 60-day period following January 22, 2018.

(7)	Consists of 10,000 shares of common stock.
(8)	Consists of 1,991 shares of common stock issuable upon exercise of outstanding options exercisable within the 60-day period following January 22, 2018.
(9)	Consists of: (i) 150 shares of common stock and (ii) 2,326 shares of common stock issuable upon exercise of outstanding options exercisable within the 60-day period following January 22, 2018.
(10)

Consists of: (i) 1,096 shares of common stock, (ii) 796 shares of common stock issuable upon exercise of outstanding warrants exercisable within the 60-day period following January 22, 2018 and (iii) 2,415 shares of common stock issuable upon exercise of outstanding options exercisable within the 60-day period following January 22, 2018. A portion of the securities reported for Dr. Xanthopoulos are held by the Xanthopoulos Family Trust, for which Dr. Xanthopoulos may be deemed to exercise voting and investment control.

(11)	Dr. Alataris’s employment with the Company terminated on May 8, 2017. He was succeeded as our President and Chief Executive Officer by Mr. Walker.
(12)

Consists of: (i) 12,738 shares of common stock held by The Alataris Family Trust and (ii) 6,369 shares of common stock issuable upon exercise of outstanding warrants exercisable within the 60-day period following January 22, 2018. Dr. Alataris, the trustee of The Alataris Family Trust, may be deemed to have investment discretion and voting power over the securities held by The Alataris Family Trust.

(13)

Consists of: (i) 27,078 shares of common stock, (ii) 7,402 shares of common stock issuable upon exercise of outstanding warrants exercisable within the 60-day period following January 22, 2018 and (iii) 23,121 shares of common stock issuable upon exercise of outstanding options exercisable within the 60-day period following January 22, 2018.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and our amended and restated bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law. The disclosure below has been updated, as applicable, to reflect our 1-for-20 reverse split which became effective on January 25, 2018.

General

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated. As of January 22, 2018, we had 1,973,039 shares of common stock issued and outstanding, which were held of record by 27 holders.

Common Stock

Voting rights.    Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. The election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters subject to a vote by our stockholders are decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our common stock does not have cumulative voting rights.

Dividend rights.    Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our Board of Directors.

Liquidation and dissolution.    In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Other rights and restrictions.    Our amended and restated certificate of incorporation does not permit us to redeem shares of our common stock at our election, provide for a sinking fund with respect to our common stock or provide for the granting of preemptive rights to any stockholder. All outstanding shares are fully paid and nonassessable. Our secured term loan facility with Hercules Technology Growth Capital, Inc., or Hercules, contains covenants that restrict our ability to pay dividends.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our Board of Directors is authorized, without stockholder approval, from time to time to issue up to 5,000,000 shares of preferred stock in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Options and Warrants

As of December 12, 2017, options to purchase 118,512 shares of our common stock were outstanding under our 2012 Stock Incentive Plan, our Amended and Restated 2014 Equity and Incentive Plan and in connection with September 2016, January 2017 and June 2017 inducement awards, at a weighted average exercise price of $24.35 per share. In addition, we have issued 473 restricted stock units under the 2014 Equity and Incentive Plan as of December 12, 2017.

As of December 12, 2017, we had outstanding warrants, held by Hercules, to purchase 1,583 shares of the Company’s common stock at an exercise price of $176.80 and 2,035 shares of the Company’s common stock at an exercise price of $147.40 per share. These warrants are exercisable by Hercules at any time, in whole or in part, until January 30, 2020 and June 30, 2020, respectively. The exercise prices are subject to proportional adjustment upon the subdivision or combination of shares of the common stock, or an appropriate adjustment by the board at the time of a merger event, as defined in the applicable warrant agreement, or a reclassification of shares (by combination, reclassification, exchange or subdivision of securities or otherwise).

In August 2016, we completed a private placement to certain investors of 240,000 shares of our common stock and Series A and Series B warrants to purchase an aggregate of 480,000 shares of common stock. The Series A warrants are no longer exercisable as of August 2017. As of December 12, 2017, we had outstanding Series B warrants to purchase 195,906 shares of our common stock at an exercise price of $31.00 per share. The exercise price is subject to proportional adjustment upon the subdivision or combination of shares of the common stock (by any stock split, stock dividend, recapitalization, reverse stock split, or otherwise), but the exercise price cannot be reduced below the par value of the common stock. The Series B warrants are exercisable at any time, in whole or in part, until August 19, 2021.

Registration Rights

On October 20, 2017, we entered into the registration rights agreement with LPC pursuant to which we agreed to file with the SEC one or more registration statements as necessary to register for sale under the Securities Act shares of common stock that we issued or may issue to LPC under the LPC Purchase Agreement. We registered 392,104 shares of common stock for resale pursuant to a registration statement on Form S-1 on November 13, 2017 and which was declared effective on November 21, 2017.

In August 2016, we entered into a securities purchase agreement, or the Securities Purchase Agreement, in connection with a private placement, pursuant to which we granted certain investors certain registration rights with respect to the shares purchased as well as the shares issuable upon exercise of the warrants. In particular, the Securities Purchase Agreement required us to file a registration statement with the SEC to register the sale of such shares within 30 days of the consummation of the private placement and to maintain continuous effectiveness of the registration statement. A registration statement relating to such shares was filed on September 9, 2016 and declared effective by the SEC on September 23, 2016.

On June 23, 2015, we issued a warrant, or the Warrant, to Hercules to purchase 2,035 shares of the Company’s common stock at an exercise price of $147.40 per share. Pursuant to the Warrant, we agreed, among other things, that we would file with the SEC a registration statement to register the sale of the shares issuable upon exercise of the Warrant within 30 days of the Company becoming eligible to use a Form S-3 registration statement to register such shares. A registration statement relating to such shares was filed on September 9, 2016 and declared effective by the SEC on September 23, 2016.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our amended and restated certificate of incorporation and our amended and restated bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the Board of Directors and some of our officers. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws also provide for our Board of Directors to be divided into three classes, with each class serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Listing on the Nasdaq Capital Market

Our common stock is listed on the Nasdaq Capital Market under the symbol “ZSAN.”

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the Nasdaq Listing Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

UNDERWRITING

BTIG, LLC, or BTIG, is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

UNDERWRITER	NUMBER OF SHARES
BTIG, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus supplement, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Two of our directors, including our chief executive officer, have indicated an interest in purchasing shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these persons may or may not ultimately purchase any shares in this offering. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent these investors purchase any such shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered pursuant to this prospectus.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to $7.5 million of additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the table above.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $640,000. We have agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed $300,000, including any expenses incurred in connection with the clearance of this offering with the Financial Industry Regulatory Authority, as set forth in the underwriting agreement.

Our common stock is listed on The Nasdaq Capital Market under the trading symbol “ZSAN.”

No Sales of Similar Securities

We and each of our directors and executive officers have agreed that we and they will not, without the prior written consent of BTIG, subject to certain limited exceptions, directly or indirectly:

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common stock (including without limitation, common stock which may be deemed to be beneficially owned by the holder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the holder’s securities;

•

with respect to us, file or cause to be filed any registration statement relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock other than the filing of any registration statement on Form S-8 or a successor thereto; or

•	publicly disclose the intention to do any of the foregoing,

for a period of 90 days after the public offering date set forth in this prospectus. However, in the case of our directors and executive officers, these restrictions will not apply to transfers of our common stock or any security convertible into or exercisable for our common stock: (i) as a bona fide gift or gifts made by the holder, (ii) to any trust for the direct or indirect benefit of the holder or the holder’s immediate family, (iii) if the holder is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act) of the holder or (2) as a distribution to the holder’s limited partners, limited liability company members or stockholders, (iv) if the holder is a trust, to the beneficiary of such trust, or (v) upon death by will or intestate succession; provided, that (x) such transfers do not involve a disposition for value, (y) the transferee agrees in writing to be bound to the 90-day restricted period for subsequent transfers, and (z) no filing by any party under Section 16(a) of the Exchange Act is required or shall be made voluntarily in connection with such transfer during the 90-day restricted period.

In addition the restrictions will also not apply to (i) the exercise of outstanding stock options or warrants outstanding on the date the lockup agreement was signed, provided that such restrictions shall apply to any of the holder’s securities issued upon such exercise, or (ii) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided, that no sales of the holder’s securities shall be made pursuant to such a plan prior to the expiration of the 90-day restricted period, and such a plan may only be established if no public announcement of the establishment or existence thereof, and no filing with the SEC or other regulatory authority in respect thereof or transactions thereunder or contemplated thereby, is required or made voluntarily by the holder, us or any other person during the 90-day restricted period.

During the 90-day restricted period, we may issue securities (i) to our directors, officers, employees and consultants pursuant to currently existing employee benefit plans, equity incentive plans or other employee compensation plans or (ii) pursuant to the exercise, exchange or conversion of any outstanding options, warrants, restricted stock units, rights or convertible securities.

BTIG may, in its sole discretion and at any time or from time to time before the termination of the 90-day restricted period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the 90-day restricted period.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distributions of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies

Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the AMF) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

(a)	the transaction does not require a prospectus to be submitted for approval to the AMF;

(b)	persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

(c)	the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts. Jeffrey L. Quillen, Esq., a partner of Foley Hoag LLP, is our corporate secretary. Certain legal matters will be passed upon on behalf of the underwriters by Proskauer Rose LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Zosano Pharma Corporation and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2016 and 2015, have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report which is incorporated by reference into this prospectus and elsewhere in the registration statement of which this prospectus is a part. Such consolidated financial statements are incorporated by reference herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The SEC file number for the documents incorporated by reference in this prospectus is 001-36570. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this document:

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed on March 1, 2017, as amended by the Form 10-K/A filed on March 6, 2017; and

•	our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2017, June 30, 2017 and March 31, 2017, filed with the SEC on November 9, 2017, August 10, 2017 and May 9, 2017; and

•

our Current Reports on Form 8-K (other than portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits accompanying such reports that relate to such items) filed with the SEC on January 25, 2017, February 13, 2017, March 17, 2017, April 10, 2017, May 5, 2017, May 9, 2017 (as amended by our Form 8-K/A, filed on May 24, 2017), June 5, 2017, June 9, 2017, August 23, 2017, October 4, 2017, October 23, 2017, December 1, 2017, December 15, 2017 and January 25, 2018.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and all documents that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to:

Zosano Pharma Corporation

34790 Ardentech Court

Fremont, California 94555

Attention: Investor Relations

Telephone: (510) 745-1200

In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at http://www.zosanopharma.com. The information on such website is not incorporated by reference and is not a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You should rely only on information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street NE, Room 1580, Washington, D.C. 20549 on official business days during the hours of 10:00 am to 3:00 pm. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 100 F Street NE, Room 1580, Washington, D.C. 20549-1004. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are accessible through the Internet at that website. Our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, are also available, free of charge, as soon as reasonably practicable after these reports are filed with the SEC, at our website at www.zosanopharma.com. The content contained in, or that can be accessed through, our website is not a part of this prospectus.

10,000,000 Shares

ZOSANO PHARMA CORPORATION

Common Stock

PROSPECTUS

BTIG

            , 2018.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Zosano Pharma Corporation (except any underwriting documents and commissions and expenses incurred by the selling stockholders for brokerage or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount
Securities and Exchange Commission registration fee	$7,416.47
FINRA filing fee	9,125.00
Printing Expenses	65,000.00
Accounting fees and expenses	35,000.00
Legal fees and expenses	500,000.00
Miscellaneous	23,458.53

Total Expenses	$640,000.00

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Zosano Pharma Corporation, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws provide that expenses must be advanced to these indemnitees under certain circumstances.

The indemnification provisions contained in our amended and restated bylaws are not exclusive. In addition, we have entered into indemnification agreements with each of our directors. Each indemnification agreement provides that we will indemnify the director to the fullest extent permitted by law for claims arising in his capacity as a director, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In the event that we do not assume the defense of a claim against a director, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities.

Warrants

On June 23, 2015, in connection with the amendment of our term loan facility with Hercules, we issued to Hercules a warrant to purchase 40,705 shares of our common stock at an exercise price of $7.37 per share. The warrant is exercisable, in whole or in part, at any time until June 23, 2020. The issuance of the warrant to Hercules was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) as a transaction by an issuer not involving any public offering. Hercules represented and warranted to us in the warrant that Hercules is acquiring the right to purchase common stock pursuant to the warrant for investment and not with a view to the sale or distribution of any part thereof, that Hercules has no present intention of selling or engaging in any public distribution of such rights or the common stock except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, and that Hercules is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act. We reasonably believed immediately prior to our issuance of the warrant to Hercules that Hercules was acquiring the right to purchase common stock pursuant to the warrant for its own account and not with a view to the sale or distribution of any part thereof, that Hercules had no present intention of selling or engaging in any public distribution of such rights or the common stock except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, and that Hercules was an accredited investor.

Common Stock

On January 30, 2015, we issued and sold 1,363,636 shares of our common stock, $0.0001 par value per share, to Eli Lilly and Company, or Lilly, pursuant to a common stock purchase agreement dated as of November 21, 2014 between us and Lilly, for an aggregate cash purchase price of approximately $15.0 million. We paid a private placement fee in an amount equal to 3.5% of the aggregate cash purchase price for the shares, or $525,000, to the representatives of the underwriters in our initial public offering of common stock, the closing of which took place concurrently with our issuance and sale of the shares of common stock to Lilly. The issuance and sale of the shares to Lilly was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) as a transaction by an issuer not involving any public offering. Lilly represented and warranted to us in the common stock purchase agreement that Lilly was acquiring the shares for its own account, for investment and not for, with a view to, or in connection with, any distribution or public offering thereof within the meaning of the Securities Act, and that Lilly was an “accredited investor” as used in Regulation D promulgated under the Securities Act for purposes of acquiring the shares. We reasonably believed immediately prior to our issuance and sale of the shares to Lilly that Lilly was acquiring the shares for its own account, for investment and not for, with a view to, or in connection with, any distribution or public offering thereof, and that Lilly was an accredited investor.

Convertible Promissory Notes

In February 2014, we issued and sold convertible promissory notes in the aggregate original principal amount of $2.5 million to certain of our existing stockholders. In December 2014, we issued and sold additional convertible promissory notes in the aggregate original principal amount of approximately $1.3 million to certain of our existing stockholders. Pursuant to their terms, the principal and all unpaid and accrued interest on all of these notes automatically converted upon the closing of our initial offering into an aggregate of 431,595 shares of our common stock, at a conversion price of $9.35 per share (or 85% of the initial public offering price of $11.00 per share). The issuances of these convertible promissory notes and the shares of common stock issued upon conversion of the notes were exempt from registration under Section 4(a)(2) of the Securities Act, as a sale not involving a public offering.

2016 Private Placement

On August 15, 2016, we entered into a securities purchase agreement, or Securities Purchase Agreement, with certain investors consisting of a select group of qualified institutional buyers, institutional accredited investors, accredited investors and certain members of management and board of directors, or the Investors. On August 19, 2016, pursuant to the Securities Purchase Agreement, the Company issued and sold to the Investors shares of common stock and warrants to purchase shares of common stock for aggregate gross proceeds of $7.5 million. Pursuant to the Securities Purchase Agreement, the Company sold 4,800,000 common shares at $1.32 per common share, the closing price per share on August 15, 2016, for gross proceeds of $6.3 million. Additionally, 9,600,000 warrants were sold, at a price of $0.125 per warrant, for gross proceeds of $1.2 million. The Series A warrants are no longer exercisable as of August 2017. The Series B warrants have a per share exercise price of $1.55 and will expire five years from the date of issuance. The Company retained Guggenheim Securities, LLC as sole lead placement agent and Roth Capital Partners, LLC as co-placement agent and they received fees totaling approximately $530,000. The issuance of the shares and warrants to the Investors was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) as a transaction by an issuer not involving any public offering. Each Investor represented and warranted to us in the Securities Purchase Agreement that the Investor was acquiring the shares for its own accounts and not for, with a view to, or for resale in connection with, any public sale or distribution thereof, and that each Investor was an “accredited investor” as used in Rule 501(a) under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. We reasonably believed immediately prior to our issuance and sale of the shares to the Investors that each Investor was acquiring the shares for its own account and not for, with a view to, or for resale in connection with, any public sale or distribution thereof, and that each Investor was an accredited investor or a qualified institutional buyer.

Lincoln Park Transaction

On October 23, 2017, we issued 227,500 shares of common stock to Lincoln Park Capital Fund, LLC as an initial fee for its commitment to purchase shares of our common stock pursuant to the Purchase Agreement dated October 20, 2017 between us and Lincoln Park Capital Fund, LLC. The shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act.

The disclosure in Item 15 does not give effect to the 1-for-20 reverse split which became effective on January 25, 2018.

Item 16.	Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit number	Description

1.1††	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Zosano Pharma Corporation (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed with the Commission on February 3, 2015)

3.2	Amended and Restated Bylaws of Zosano Pharma Corporation (incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8-K filed with the Commission on February 3, 2015)

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Zosano Pharma Corporation, filed on January 24, 2018 (Authorized Share Increase) (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed with the Commission on January 25, 2018).

3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Zosano Pharma Corporation, filed on January 24, 2018 (Reverse Stock Split) (incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8-K filed with the Commission on January 25, 2018).

4.1	Specimen certificate evidencing shares of common stock of Zosano Pharma Corporation (incorporated by reference to Exhibit 4.1 to the registrant’s Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on July 25, 2014)

5.1*	Opinion of Foley Hoag LLP

10.1**	Collaboration, Development and License Agreement, dated January 31, 2014, between Zosano Pharma, Inc. and Novo Nordisk A/S (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.2	Notice of Termination, dated January 27, 2014, of the Amended and Restated License Agreement dated as of April 1, 2012 among Zosano Pharma, Inc. and Asahi Kasei Pharma Corporation (incorporated by reference to Exhibit 10.2 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.3	Letter Amendment to Intellectual Property License Agreement, dated February 22, 2011 between ALZA Corporation and Zosano Pharma, Inc. (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.4**	Intellectual Property License Agreement, dated as of October 5, 2006, between ALZA Corporation and The Macroflux Corporation (incorporated by reference to Exhibit 10.4 to the registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on July 17, 2014)

10.5	Lease Agreement, dated May 1, 2007, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.9 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.6	First Amendment to Lease, dated June 20, 2008, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.10 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.7	Second Amendment to Lease, dated October 16, 2008, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.11 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.8	Third Amendment to Lease, dated April 29, 2011, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.12 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.9	Fourth Amendment to Lease, dated July 31, 2011, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.13 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.10	Fifth Amendment to Lease, dated April 1, 2012, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.14 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.11	Sixth Amendment to Lease, dated as of June 24, 2015, between ZP Opco, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed with the Commission on June 29, 2015)

10.12	Seventh Amendment to Lease, dated as of May 30, 2017, between ZP Opco, Inc. and BMR-34790 Ardentech Court LP (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on June 9, 2017)

10.13	Form of Indemnification Agreement for directors associated with an Investment Fund (incorporated by reference to Exhibit 10.15 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.14	Form of Indemnification Agreement for directors not associated with an Investment Fund (incorporated by reference to Exhibit 10.16 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.15	Loan and Security Agreement, dated as of June 3, 2014, between Zosano Pharma, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.20 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.16	First Amendment to Loan and Security Agreement, dated as of June 23, 2015, between ZP Opco, Inc., Hercules Technology Growth Capital, Inc. and Hercules Capital Funding Trust 2014-1 (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on June 29, 2015)

10.17	Joinder Agreement, dated as of June 3, 2014, between ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.21 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.18	Supplement to Joinder Agreement, dated as of June 23, 2015, between Zosano Pharma Corporation, Hercules Technology Growth Capital, Inc. and Hercules Capital Funding Trust 2014-1 (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed with the Commission on June 29, 2015)

10.19	ZP Holdings, Inc. Pledge Agreement, dated as of June 3, 2014, between ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.22 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.20	Warrant Agreement, dated as of June 3, 2014, between ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.34 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.21	First Amendment to Warrant Agreement, dated as of June 23, 2015, between Zosano Pharma Corporation and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed with the Commission on June 29, 2015)

10.22	Warrant Agreement, dated as of June 23, 2015, between Zosano Pharma Corporation and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed with the Commission on June 29, 2015)

10.23#	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.25 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.24#	Amendment to Employment Letter Agreement, dated January 6, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.24 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.25#	Amendment No. 2 to Employment Letter Agreement, dated January 16, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona (incorporated by reference to Exhibit 10.23 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.26#	Amendment No. 3 to Employment Letter Agreement, dated May 29, 2015, among ZP Opco, Inc., Zosano Pharma Corporation and Peter Daddona (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 13, 2015)

10.27#	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba (incorporated by reference to Exhibit 10.27 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.28#	Amendment to Employment Letter Agreement, dated December 17, 2013, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba (incorporated by reference to Exhibit 10.26 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.29#	Employment Letter Agreement, dated April 30, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and W. Tso (incorporated by reference to Exhibit 10.17 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.30#	Employment Letter Agreement, dated September 7, 2015, among Zosano Pharma Inc., ZP Holding Inc. and Konstantinos Alataris (incorporated by reference to Exhibit 10.29 to the registrant’s Annual Report on Form 10-K filed with the Commission on March 29, 2016)

10.31#	Amended and Restated Employer Letter Agreement, dated February 3, 2016, among Zosano Pharma Corporation, ZP Opco, Inc. and Konstantinos Alataris (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on February 4, 2016)

10.32	Independent Director Agreement, dated as of March 28, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos (incorporated by reference to Exhibit 10.29 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.33	Letter Amendment to Independent Director Agreement, dated July 15, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos (incorporated by reference to Exhibit 10.28 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.34#	ZP Holdings, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.30 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.35#	Form of Incentive Stock Option under ZP Holdings, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.31 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.36#	Form of Non-Statutory Stock Option under ZP Holdings, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.37#	ZP Holdings, Inc. 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.33 to the registrant’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on July 16, 2014)

10.38#	Zosano Pharma Corporation Amended and Restated 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.33 to the registrant’s Annual Report on Form 10-K filed with the Commission on March 26, 2015)

10.39	Note Purchase Agreement, dated as of September 9, 2013, among ZP Holdings, Inc., BMV Direct SO LP, BMV Direct SOTRS LP, New Enterprise Associates 12, Limited Partnership, ProQuest Investments IV, L.P. and ProQuest Management LLC (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.40	Form of Subordinated Convertible Promissory Note dated September 9, 2013 (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.41	First Amendment, dated as of June 3, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated September 9, 2013 (incorporated by reference to Exhibit 4.8 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.42	Second Amendment, dated as of September 4, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated September 9, 2013 (incorporated by reference to Exhibit 4.10 to the registrant’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on December 10, 2014)

10.43	Subordination Agreement, dated as of June 3, 2014, among BMV Direct SOTRS LP, BMV Direct SO LP, New Enterprise Associates 12, Limited Partnership, ProQuest Investments IV, L.P., ProQuest Management LLC, Zosano Pharma, Inc., ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.36 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.44	Note Purchase Agreement, dated as of February 26, 2014, among ZP Holdings, Inc., BMV Direct SO LP, BMV Direct SOTRS LP and New Enterprise Associates 12, Limited Partnership (incorporated by reference to Exhibit 4.4 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.45	Form of Subordinated Convertible Promissory Note dated February 26, 2014 (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.46	First Amendment, dated as of June 3, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated February 26, 2014 (incorporated by reference to Exhibit 4.9 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.47	Second Amendment, dated as of September 4, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated February 26, 2014 (incorporated by reference to Exhibit 4.11 to the registrant’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on December 10, 2014)

10.48	Subordination Agreement, dated as of June 3, 2014, among BMV Direct SOTRS LP, BMV Direct SO LP, New Enterprise Associates 12, Limited Partnership, Zosano Pharma, Inc., ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.37 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.49	Note Purchase Agreement, dated as of December 2, 2014, among Zosano Pharma Corporation, BMV Direct SOTRS LP and New Enterprise Associates 12, Limited Partnership (incorporated by reference to Exhibit 4.12 to the registrant’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on December 10, 2014)

10.50	Form of Subordinated Convertible Promissory Note dated December 2, 2014 (incorporated by reference to Exhibit 4.13 to the registrant’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on December 10, 2014)

10.51	Subordination Agreement, dated as of December 2, 2014, among BMV Direct SOTRS LP, New Enterprise Associates 12, Limited Partnership, ZP Opco, Inc., Zosano Pharma Corporation and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.40 to the registrant’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on December 10, 2014)

10.52	Letter Agreement, dated January 9, 2015, regarding Subordinated Convertible Promissory Notes dated September 9, 2013, February 26, 2014 and December 2, 2014 (incorporated by reference to Exhibit 4.14 to the registrant’s Amendment No. 6 to Registration Statement on Form S-1 filed with the Commission on January 9, 2015)

10.53	Subordination Agreement, dated as of June 3, 2014, among BMV Direct SOTRS LP, BioMed Realty Holdings, Inc., Zosano Pharma, Inc., ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.35 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.54	Independent Director Agreement, dated as June 23, 2014, between Zosano Pharma Corporation and Troy Wilson (incorporated by reference to Exhibit 10.39 to the registrant’s Registration Statement on Form S-1 filed with the Commission on June 24, 2014)

10.55**	Collaboration, Development and License Agreement, dated as of November 21, 2014, between ZP Opco, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 10.41 to the registrant’s Amendment No. 7 to Registration Statement on Form S-1 filed with the Commission on January 20, 2015)

10.56	Amendment No. 1 to Collaboration, Development and License Agreement, dated as of August 11, 2015, between ZP Opco, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on August 17, 2015)

10.57	Common Stock Purchase Agreement, dated as of November 21, 2014, between Zosano Pharma Corporation and Eli Lilly and Company (incorporated by reference to Exhibit 10.42 to the registrant’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on December 10, 2014)

10.58#	Amended and Restated Employment Letter Agreement, dated February 3, 2016, among Zosano Pharma Corporation, ZP Opco, Inc. and Konstantinos Alataris (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on February 4, 2016)

10.59#	Consulting Agreement between the Company and Georgia Erbez, dated June 15, 2016 (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on June 17, 2016)

10.60#	Employment Letter Agreement, dated September 7, 2016, among Zosano Pharma Corporation, ZP Opco, Inc. and Georgia Erbez (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on September 9, 2016)

10.61	Securities Purchase Agreement, dated August 15, 2016, by and among Zosano Pharma Corporation and the Investors defined therein (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on August 16, 2016)

10.62	Form of Purchase Agreement (incorporated by reference to Exhibit 1.1 to the registrant’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on March 13, 2017)

10.63	Separation Agreement, dated May 8, 2017, among Zosano Pharma Corporation, ZP Opco, Inc. and Konstantinos Alataris (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on May 9, 2017)

10.64	Separation Agreement, effective as of May 8, 2017, between ZP Opco, Inc. and Winnie Tso (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed with the Commission on May 9, 2017)

10.65	Consulting Agreement, effective as of May 8, 2017, among Zosano Pharma Corporation, ZP Opco, Inc. and John Walker (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K/A filed with the Commission on May 24, 2017)

10.66	Restricted Stock Agreement, dated May 18, 2017, between Zosano Pharma Corporation and John Walker (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K/A filed with the Commission on May 24, 2017)

10.67	Employment Letter Agreement, dated as of August 17, 2017 and effective as of August 9, 2017, among Zosano Pharma Corporation, ZP Opco, Inc. and John Walker (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on August 23, 2017)

10.68	Purchase Agreement, dated as of October 20, 2017, by and between Zosano Pharma Corporation and Lincoln Park Capital Fund, LLC. (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the Commission on October 23, 2017)

10.69	Registration Rights Agreement, dated as of October 20, 2017, by and between Zosano Pharma Corporation and Lincoln Park Capital Fund, LLC. (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed with the Commission on October 23, 2017)

23.1*	Consent of Marcum LLP

23.2*	Consent of Foley Hoag LLP (included in Exhibit 5.1)

24.1††	Power of Attorney (included on signature page)

*	Filed herewith.
**	Confidential treatment has been granted as to certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.
#	Management contract or compensatory plan or arrangement.
††	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 5th day of February, 2018.

ZOSANO PHARMA CORPORATION

By:	/s/ JOHN WALKER
John Walker
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN WALKER John Walker	Chief Executive Officer, President and Director (Principal Executive Officer)	February 5, 2018

/s/ GEORGIA ERBEZ Georgia Erbez	Chief Business Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 5, 2018

* Joseph Hagan	Director	February 5, 2018

* Kenneth Greathouse	Director	February 5, 2018

* Troy Wilson	Director	February 5, 2018

* Kleanthis G. Xanthopoulos	Director	February 5, 2018

*By:	/s/ GEORGIA ERBEZ
Georgia Erbez Attorney-in-fact